As confidentially submitted to the U.S. Securities and Exchange Commission on March 12, 2026

This draft registration statement has not been publicly filed with the U.S Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[ ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Texxon Holding Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	2821	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

703, Block A, 1799 Wuzhong Road, Minhang District Shanghai, China, 200335

Tel: +86 0574-62629970

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Tel: +1 302 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Wei Wang, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, NY 10105 Tel: (212) 370-1300	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Tel: (212) 530-2230

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the US. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	Subject To Completion, Dated March 12, 2026

Up to $[ ]

[ ] Ordinary Shares

Texxon Holding Limited

We are offering, on a reasonable best effort basis, up to [ ] ordinary shares, par value $0.0001 per share, at an assumed offering price of $[ ] per share, which was the reported sale price of our ordinary shares on the Nasdaq Capital Market (“Nasdaq”) on [      ], 2026.

Our ordinary shares are listed on Nasdaq under the symbol “NPT.” On [ ], 2026, the last reported sales price of our ordinary share on Nasdaq was $[ ]. Our share price is volatile. Since our initial public offering (the “IPO”) that was consummated on October 23, 2025 through March 6, 2026, our ordinary shares have closed at various prices from a low of $3.25 to a high of $20.50 per share.

The public offering price for our ordinary shares in this offering will be determined at the time of pricing, and may be at a discount to the then current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price. The final public offering price will be determined through negotiation between us and the investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, and the general condition of the securities markets at the time of this offering.

The ordinary shares will be offered at a fixed price and are expected to be issued in a single closing. We expect this offering to be completed not later than two business days following the effective date of the registration statement of which this prospectus forms a part (the “Registration Statement”), and we will deliver all securities to be issued in connection with this offering delivery versus payment/receipt versus payment upon receipt of investor funds by us. Accordingly, neither we, nor D. Boral Capital LLC (“D. Boral”), whom we have engaged as the exclusive placement agent for this offering (the “Placement Agent”), have made any arrangements to place investor funds in an escrow account or trust account since the Placement Agent will not receive investor funds in connection with the sale of the securities offered hereunder.

We have engaged the Placement Agent to use their reasonable best efforts to solicit offers to purchase our securities in this offering. The Placement Agent is not purchasing or selling any of the securities we are offering and is not required to arrange for the purchase or sale of any specific number or dollar amount of the securities. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the Placement Agent the placement agent fees set forth in the table below. See “Plan of Distribution” in this prospectus for more information.

		Per Share		Total
Public offering price	$		$
Placement Agent commissions (1)	$		$
Proceeds, before expenses, to us	$		$

(1)	In connection with this offering, we have agreed to pay to the Placement Agent a cash fee equal to 7.5% of the gross proceeds of the offering raised from investors that are introduced directly or indirectly by D. Boral and 4.5% of the gross proceeds of the offering raised from investors that are introduced by us. We have also agreed to pay the Placement Agent a non- accountable expense allowance of 0.5% of the gross proceeds received by us in the offering and to reimburse the Placement Agent for all expenses related to the offering of up to $150,000 including legal expenses and other out-of-pocket expenses in connection with its engagement as placement agent. See “Plan of Distribution.” for a description of all compensation to be paid to the Placement Agent.

Texxon Holding Limited (“Texxon”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no operations, Texxon conducts substantially all of its operations through its subsidiaries in the PRC. The ordinary shares offered in this offering are shares of the holding company that is incorporated in the Cayman Islands. Investors of our ordinary shares should be aware that they may never directly hold equity interests in our subsidiaries. As we conduct substantially all of our operations in China, we are subject to legal and operational risks associated with having substantially all of our operations in China, including risks related to the legal, political and economic policies of the PRC government, the relations between China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause the value of our ordinary shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. The PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

In the opinion of our PRC counsel, Jingtian & Gongcheng, as of the date of this prospectus, we are not directly subject to the regulatory actions or statements related to anti-monopoly enforcement or cybersecurity review, as we have not implemented any monopolistic behavior and neither Texxon nor any of its PRC subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. We cannot assure you that regulators in China will not take a contrary view or will not subsequently require us to undergo the anti-monopoly investigation or cybersecurity review and subject us to fines or penalties for non-compliance.

However, we are subject to the regulatory actions related to the PRC government’s oversight on offshore securities offerings.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), effective on March 31, 2023, which requires the filing of the overseas offering and listing plan by PRC domestic companies with the CSRC under certain conditions, and the filing with the CSRC by their underwriters associated with such companies’ overseas securities offering and listing. The Trial Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes, exchangeable notes and preferred shares, shall be subject to filing requirement within three business days after the completion of the offering. In the opinion of our PRC counsel, Jingtian & Gongcheng, we are subject to the filing requirements of the Trial Measures in connection with this offering. We plan to submit the CSRC filing in connection with this offering within three business days after the closing of this offering. If we do not obtain the permissions or approvals for this offering or any subsequent offering in a timely manner under PRC laws and regulations, we may be subject to investigations by competent PRC regulators, fines or penalties, and we may be ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

It is highly uncertain what the potential impact new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. We do not believe the relevant data security and anti-monopoly laws and ordinance in Hong Kong, i.e., the Personal Data (Privacy) Ordinance (Chapter 486 of The Laws of Hong Kong) and the Competition Ordinance (Chapter 619 of The Laws of Hong Kong), are not applicable to our Hong Kong subsidiary which is solely a holding company with no operations since inception and therefore have no impact on our ability to conduct our business, accept foreign investment or listing on an U.S. exchange. Furthermore, there are currently no regulatory actions related to data security or anti-monopoly concerns in Hong Kong that may impact our ability to conduct our business, accept foreign investment or list on a U.S./foreign exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, or any of our subsidiaries obtain additional regulatory approval from Chinese authorities before listing in the U.S. If any of our PRC subsidiaries or our holding company were required to obtain such approval and were denied permission from PRC authorities to list on U.S. exchanges, our ability to conduct our business may be materially impacted, we will not be able to continue listing on any U.S. exchange, continue to offer securities to investors, the interest of our investors may be materially adversely affected and our ordinary shares may significantly decrease in value or become worthless.

Furthermore, as more stringent criteria have been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading if our auditor cannot be fully inspected. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list did not include our auditor, ZH CPA, LLC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the Holding Foreign Companies Accountable Act (the “HFCA Act”) (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCA Act applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our auditor, ZH CPA, LLC an independent registered public accounting firm, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. ZH CPA, LLC is headquartered in Denver, Colorado, and is subject to PCAOB inspection. In the event that PCAOB later determines that it is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

We are a “controlled company” under the Nasdaq listing rules because our principal shareholders, as a group, own approximately an aggregate of 72.08% of our outstanding ordinary shares, as of the date of this prospectus. For more information regarding our principal shareholders’ beneficial ownership, see “Principal Shareholders” of this prospectus. As a result of our principal shareholders’ significant ownership, we are deemed a “controlled company” under Nasdaq listing rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, the investors would not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm the trading price of our ordinary shares. See “Prospectus Summary — Implications of Being a Controlled Company” and “Item 3D. Risk Factors — Risks Related to Ownership of our Ordinary Shares — We are a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.” on page 52 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2025 (the “2025 Annual Report”), filed with the Securities Exchange Commission (the “SEC”) on November 18, 2025 and incorporated by reference in this prospectus.

As a holding company, Texxon relies on dividends and other distributions on equity paid by our PRC subsidiaries for its cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Texxon. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

As of the date of this prospectus, there were no cash flows between our Cayman Islands holding company and our subsidiaries. Based on the advice of our counsel as to Cayman Islands law, Mourant Ozannes (Cayman) LLP, there are no limitations imposed by Cayman Islands law on Texxon’s ability to transfer cash or pay dividend or other distributions in cash to its shareholders, other than as set out under the section titled “Dividend Policy”. Among Texxon and its subsidiaries, cash can be transferred from Texxon and its subsidiary, Texxon Hong Kong Limited, as needed in the form of capital contributions or shareholder loans, as the case may be, to our PRC subsidiaries as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval/filing requirements in China. The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. In the opinion of our PRC counsel, Jingtian & Gongcheng, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations for ordinary production and business purposes. We have not been notified of any restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries within the PRC. We believe, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities.

Furthermore, the PRC government imposes oversight on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. Additionally, dividend distribution by PRC companies to foreign investors must be reviewed by a bank designated by the State Administration of Foreign Exchange of China (the “SAFE”) that processes outward remittance of profits. The review will include reasonable examination of transaction documents. Upon review and approval by the designated bank, our WFOE in China may remit dividends to Texxon HK. As of the date of this prospectus, no transfers, dividends or other distributions have been made from our subsidiaries to our Cayman Islands holding company or the investors out of the PRC, including U.S. investors, and no transfers, loans, or capital contributions have been made from our Cayman Islands holding company to any of our subsidiaries or the investors out of the PRC, including the U.S. investors. In addition, our primary operating subsidiary, Zhejiang Net Plastic Technology Co., Ltd. (“Net Plastic Technology”), has maintained cash flow management policies which dictate the purpose, amount and procedure of cash transfers. Each transfer of cash into or from Net Plastic is subject to internal approvals from at least two manager-level personnel including submitting supporting documentation (such as payment receipts or invoices), reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk. See “Prospectus Summary — Dividends and Other Distributions.”

We are both an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 and a “foreign private issuer” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

Investing in our securities involves significant risks. The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to continue to offer securities to investors. The ordinary shares offered in this prospectus are shares of our Cayman Islands holding company, which has no material operations of its own and conducts substantially all of its operations through our operating entities established in China. See “Risk Factors” beginning on page 18 of this prospectus and the section entitled “Item 3D. Risk Factors” in our 2025 Annual Report incorporated by reference in this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

D. Boral Capital

The date of this prospectus is [●], 2026.

You should only rely on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the Placement Agent has authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, the ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of the ordinary shares offered hereby. Our business, financial condition, operating results, and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the Placement Agent has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares, and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

 Unless otherwise indicated, in this prospectus, the following terms shall have the meaning set out below:

“Cayman”	The Cayman Islands

“Company,” or “we”	Texxon and its consolidated subsidiaries

“China” or “PRC”	The People’s Republic of China, and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this prospectus, excludes Hong Kong, Macau and Taiwan.

“Code”	The United States Internal Revenue Code of 1986, as amended

“CSRC”	The China Securities Regulatory Commission

“Exchange Act”	The Securities Exchange Act of 1934, as amended

“IPO”	The initial public offering that Texxon Holding Limited consummated on October 23, 2025

“Nasdaq”	The Nasdaq Stock Market LLC

“Net Plastic Technology”	Zhejiang Net Plastic Technology Co., Ltd., a PRC limited liability company and majority owned subsidiary of WFOE.

“ordinary shares”	Our ordinary shares, par value $0.0001 per share

“PCAOB”	The Public Company Accounting Oversight Board

“PFIC”	A passive foreign investment company

“RMB” or “Renminbi”	Legal currency of China

“SEC”	The United States Securities and Exchange Commission

“Securities Act”	The Securities Act of 1933, as amended

“Texxon”	Texxon Holding Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands.

“Texxon HK”	Texxon Hong Kong Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Texxon.

“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States

“WFOE”	HuanSu Technology (Henan) Co., Ltd., a limited liability company organized under the laws of China, which is wholly owned by Texxon HK.

ii

Our reporting currency is the US$. The functional currency of our entities formed in China is the RMB. The functional currency of our entity incorporated in Hong Kong is the Hong Kong Dollar (“HKD”). This prospectus contains conversion of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB7.1636 to US1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

Numerical figures included in this registration statement may be subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For clarification, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Hui Xu”, even though, in Chinese, Hui Xu’s name is presented as “Xu Hui.”

Our fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

Except where indicated or where the context otherwise requires, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, an industry report that was commissioned by us and prepared by Sublime China Information Co., Ltd. (“Sublime”), a third-party industry research firm, to provide information regarding our industry and market position in China. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors”. These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus may contain trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus and incorporated by reference herein. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus and the documents incorporated by reference herein carefully, including the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus, and the section entitled “Item 3.D. Risk Factors” in our 2025 Annual Report incorporated by reference in this prospectus and our consolidated financial statements and notes to those consolidated financial statements incorporated by reference in this prospectus, before deciding to invest in our ordinary shares.

Overview

Texxon is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, Texxon conducts substantially all of its operations through its PRC subsidiaries, primarily Net Plastic Technology, which started its business in Yuyao, China in 2011.

We are a leading provider of supply chain management services in East China, servicing customers in the plastics and chemical industries in China. Through our technology-enabled platform, we provide a full spectrum of services to Chinese small and medium-sized enterprises (“SMEs”) customers, including but not limited to, procurement, shipping and logistics, payments and fulfillment services. To address the extensive need from SMEs in China for more stable sources of supply, lower procurement costs, higher product quality, and enhanced risk management in the plastics and chemical markets in China, we aspire to build the largest one-stop plastic and chemical raw material supply chain management platform in China, to streamline the complex and labor-intensive raw material procurement process in the plastics and chemical industries and make it more convenient, cost-effective, and efficient for our customers. We believe that our platform has the capacity to help streamline and optimize operational processes of market participants, enhance sustainability and resilience in the entire supply chain, and create a dynamic ecosystem where stakeholders can engage in transactions with ease and efficiency.

We have built a highly scalable distributed software architecture for our platform that allows for continuous improvement. We have also built an effective User Experience Design (UED) process into our platform to improve customer experience. In addition, with over a decade of experience in the plastic and chemical raw material market in China, we have amassed substantial transaction data, including supplier and customer information, price trends, category-specific price indexes and market demand volume. The extensive data collection enables us to more accurately analyze price trends and market demands and make more informed decisions. In addition to operating an advanced supply chain management platform, we are developing in-house manufacturing capabilities for polystyrene products at our facility in Henan Province, China (the “Henan Polystyrene Factory”). As of the date of this prospectus, we had completed key regulatory and safety procedures for our Henan Polystyrene Factory, which has now entered its final stage of operational readiness and is expected to commence trial production in March 2026.

Recent Developments

On October 23, 2025, we consummated our initial public offering (“IPO”) of 1,900,000 ordinary shares at a price of $5.00 per share, generating gross proceeds to us of $9,500,000 before deducting underwriting discounts and offering expenses. In connection with our IPO, we entered into an underwriting agreement, dated October 22, 2025, by and between us and D. Boral Capital LLC, as representative of the underwriters. The ordinary shares began trading on the Nasdaq Capital Market on October 22, 2025 under the symbol “NPT.”

On October 28, 2025, we issued an additional 285,000 ordinary shares pursuant to the full exercise of the underwriters’ over-allotment option in connection with the IPO at $5.00 per share, resulting in additional gross proceeds of $1,425,000 to us.

In December 2025, we filed a Major Hazard Installation Safety Assessment Report with the relevant government authorities for our Henan Polystyrene Factory. As of the date of this prospectus, we have substantially completed the pre-commissioning inspection and rectification process. With these milestones achieved, the Henan Polystyrene Factory has now entered its final stage of operational readiness, and is expected to commence trial production in March 2026.

Our Revenue Model

We provide our customers with a one-stop procurement solution, for which our revenues are generated from sales of products that our customers purchase on our platform. We purchase products from suppliers, including manufacturers or distributors, and then sell them to our customers. The value of our services is taken into account and reflected in our sales price of products.

To enhance our inventory management flexibility, we work with suppliers to ship products directly to customers or have customers pick up the products by themselves. We determine the prices at which products are sold to our customers and bear inventory risk before control over inventory is transferred to customers and generate gross profit from the difference between our purchase price from suppliers and the sales price of products.

Our Strengths

We believe that the following are our key competitive strengths contributing to our growth and, on a combined basis, differentiating us from our competitors:

●	One-stop solution for product procurement encompassing wide selection of products designed to provide timely and reliable fulfillment;

●	An advanced supply chain management platform powered by technology and data; and

●	Visionary founders and an experienced management team.

Our Strategies

Our goal is to become the largest one stop plastic and chemical raw material supply chain management platform in China. In order to stay competitive, we will:

●	Continue to invest in technology and data to enhance our supply chain management platform;

●	Further optimize our one-stop solution; and

●	Accelerate the operation of our polystyrene (chemical and plastic raw material) factory in Henan Province, China.

Our Corporate History and Structure

Texxon is an exempted company with limited liability incorporated in the Cayman Islands in January 2022. We are a holding company of our group with no substantive operation. We carry out our business in China through our PRC subsidiaries, primarily Net Plastic Technology, which commenced business in 2011.

For more details regarding our history, subsidiaries and corporate structure, see “Corporate History and Structure” on page 31. The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, as of the date of this prospectus. We do not use a variable interest entity (VIE) structure.

*	Entities in which the Company’s operations are conducted.
Note:
(1)	Investors are purchasing ordinary shares of Texxon Holding Limited in this offering, which is a holding company incorporated in the Cayman Islands.
(2)	Non-Controlling shareholders include Baisuo Qianxun (Shanghai) E-Commerce Co., Ltd (approximately 3.894%), MR LI Hong Kong Investment Limited (Hong Kong) (approximately 1%), and 34 other shareholders that each owns less than 0.5% of Zhejiang Net Plastic Technology Co., Ltd.
(3)	Henan Net Plastic New Material Technology Co., Ltd.’s (“Net Plastic New Material”) other shareholders include Taiqian Jusu Enterprise Management LP (approximately 16.48%), Taiqian Juben Enterprise Management LP (approximately 3.18%), Taiqian Investment Group Co., Ltd. (approximately 8.78%), Taiqian County Yutai Network Plastic Investment Co., Ltd (approximately 8.78%), Jiangsu Qiangsheng Gongneng Chemical Co., Ltd. (approximately 5.27%), and Puyang Hongbo Fanxiang Entrepreneurship Services Co., Ltd. (“Puyang Hongbo”) (approximately 3.44%) collectively owning approximately 45.93%. Pursuant to an investment agreement executed by and among Net Plastic Technology (Henan) Co., Ltd. and each of the six shareholders abovementioned in January 2024, Puyang Hongbo has the right to convert all or a portion of the outstanding debt into equity of Net Plastic New Material at a fixed conversion price of RMB 1.00 per share. If Puyang Hongbo does not exercise the conversion right, either in full or in part, by the observation period expiry, the maturity date of the unconverted portion of debt will automatically be extended to January 17, 2027. In January 2025, Puyang Hongbo elected to convert approximately $2.7 million (RMB 19.6 million) of its debt into equity of Net Plastic New Material. Upon completion of the registration of the conversion with the relevant PRC government agency, Puyang Hongbo holds 3.44% equity interest of Net Plastic New Material and Net Plastic Technology (Henan) Co., Ltd. holds approximately 54.07% equity interest of Net Plastic New Material. The remaining unconverted portion of the debt held by Puyang Hongbo, amounting to approximately $2.8 million (RMB 20.4 million), is no longer convertible and will mature on January 17, 2027.
(4)	Henan Net Plastic Chemical Distribution Co., Ltd.’s other shareholder is Wenchen Wang, who owns 49%.
(5)	MR LI Hong Kong Investment Limited is wholly owned by Chang Li.

Dividends and Other Distributions

Texxon is a holding company with no material operations of its own and does not generate any revenue. We currently conduct substantially all of our operations through Net Plastic Technology. We are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, there were no cash flows between our Cayman Islands holding company and our subsidiaries, or among our PRC subsidiaries.

The transfer of funds among PRC companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 in China to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations. In the opinion of our PRC counsel, Jingtian & Gongcheng, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations for ordinary production and business purposes. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries within PRC.

Based on the advice of our counsel as to Cayman Islands law, Mourant Ozannes (Cayman) LLP, there are no limitations imposed by Cayman Islands law on Texxon’s ability to transfer cash or pay dividend or other distributions in cash to its shareholders, other than as set out under the section titled “Dividend Policy”. Among Texxon and its subsidiaries, cash can be transferred from Texxon and Texxon HK as needed in the form of capital contributions or shareholder loans, as the case may be, to the PRC subsidiaries as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. Based on the opinion of our Hong Kong counsel, Benson Li & Co. Solicitors, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. Further, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. As of the date of this prospectus, no transfers, dividends or other distributions have been made from our subsidiaries to our Cayman Islands holding company or the investors out of the PRC, including U.S. investors, and no transfers, loans, or capital contributions have been made from our Cayman Islands holding company to any of our subsidiaries or the investors out of the PRC, including the U.S. investors.

However, there are limitations on our ability to transfer cash between us and our U.S. investors. Dividend distribution to our foreign investors must be reviewed by a bank designated by the State Administration of Foreign Exchange of China (the “SAFE”) that processes outward remittance of profits. The review will include reasonable examination of transaction documents. Upon review and approval by the designated bank, our WFOE in China may remit dividends to Texxon HK, unless the PRC government temporarily introduces relevant policies that prevent WFOE from remitting dividends to Texxon HK in a timely manner. Notwithstanding the foregoing, we intend to retain all of our available funds and any future earnings after this offering and cash proceeds from overseas financing activities, including this offering, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. As of the date of this prospectus, no transfers, dividends or other distributions have been made between our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us based on current statutory limits to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

All of our PRC subsidiaries maintain cash flow management policies. Each transfer of cash out of our PRC subsidiaries is subject to internal approvals from at least two manager-level personnel, including submitting supporting documentation (such as payment receipts or invoices), reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. However, none of our subsidiaries has made any dividends or other distributions to our holding company or any U.S. investors as of the date of this prospectus.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of mainland China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Going Concern Assessment

The Company had accumulated deficits of $4,316,467 and negative working capital of $ 51,983,382 as of June 30, 2025. For the fiscal year ended June 30, 2025, the Company incurred a net loss of $1,454,132. While the Company generated positive cash flows from operating activities during the fiscal year ended June 30, 2025, representing its first period of operational cash positivity, substantial doubt exists regarding its ability to sustain this performance. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the date that the financial statements are issued. The Company’s ability to continue operations is dependent on management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

The Company has implemented or intends to implement plans which encompass short-term cash preservation initiatives and completing this offering to provide the Company with adequate liquidity to meet its obligations and working capital needs for at least the 12-month period following the date its consolidated financial statements are issued, in addition to creating sustained cash flow generation thereafter.

Management plans to address these concerns further by securing additional financing through other debt financing. Management assessed the mitigating effect of these plans to determine if it is probable that the plans would be effectively implemented within one year after the date of issuance of the consolidated financial statements for the fiscal year ended June 30, 2025, and would mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.

Summary of Risks Affecting Our Company

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” beginning on page 18 of this prospectus and “Item 3.D. Risk Factors” in our 2025 Annual Report incorporated by reference in this prospectus. We urge you to read “Item 3.D. Risk Factors” in our 2025 Annual Report and this prospectus, including “Risk Factors” beginning on page 18 of this prospectus, in full. Our principal risks may be summarized as follows:

Risks Related to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	The CSRC has released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. If we fail to comply with relevant regulations in China, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — The CSRC has released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. If we fail to comply with relevant regulations in China, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.” beginning on page 13 of the 2025 Annual Report.

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” beginning on page 14 of the 2025 Annual Report.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations” beginning on page 14 of the 2025 Annual Report.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, such as us, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, such as us, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.” beginning on page 18 of the 2025 Annual Report.

●	The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us. See “Item 3. Key Information - D. Risk Factors — The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us” beginning on page 18 of the 2025 Annual Report.

●	To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” beginning on page 19 of the 2025 Annual Report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, our executive officers or directors based on foreign laws. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws” beginning on page 20 of the 2025 Annual Report.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our IPO to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” beginning on page 22 of the 2025 Annual Report.

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” beginning on page 23 of the 2025 Annual Report.

●	Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditor. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” beginning on page 26 of the 2025 Annual Report.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our business, financial condition and results of operations may be materially and adversely affected if we are unable to attract and retain customers and maintain satisfactory customer experience. See “Item 3. Key Information - D. Risk Factors - Our business, financial condition and results of operations may be materially and adversely affected if we are unable to attract and retain customers and maintain satisfactory customer experience.” beginning on page 27 of the 2025 Annual Report.

●	If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected. See “Item 3. Key Information - D. Risk Factors - If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected” beginning on page 28 of the 2025 Annual Report.

●	We are exposed to fluctuations in the supply of, or demand for, primarily chemical and plastic raw materials, inside and outside of China, along with the conditions underlying such fluctuations, which could adversely affect the trading volume and price of the products available on our platform. See “Item 3. Key Information - D. Risk Factors - We are exposed to fluctuations in the supply of, or demand for, primarily chemical and plastic raw materials, inside and outside of China, along with the conditions underlying such fluctuations, which could adversely affect the trading volume and price of the products available on our platform.” beginning on page 29 of the 2025 Annual Report.

●	We are reliant on suppliers for the supply of products. If we fail to maintain good relationships with them, or reach reasonable terms, our business and financial performance may be materially and adversely affected. See “Item 3. Key Information - D. Risk Factors – We are reliant on suppliers for the supply of products. If we fail to maintain good relationships with them, or reach reasonable terms, our business and financial performance may be materially and adversely affected.” beginning on page 30 of the 2025 Annual Report.

●	We are subject to risks relating to the fulfillment of hazardous products, such as hazardous chemicals, offered on our platform. See “Item 3. Key Information - D. Risk Factors - We are subject to risks relating to the fulfillment of hazardous products, such as hazardous chemicals, offered on our platform.” beginning on page 31 of the 2025 Annual Report.

●	Products that we sell may expose us to potential material liability for property damage, environmental damage, personal injury, or death linked to the use of those products by our customers. See “Item 3. Key Information - D. Risk Factors -Products that we sell may expose us to potential material liability for property damage, environmental damage, personal injury, or death linked to the use of those products by our customers.” beginning on page 32 of the 2025 Annual Report.

●	We are subject to risks related to construction of our polystyrene factory in Henan Province, China. See “Risk Factors - We are subject to risks related to construction of our polystyrene factory in Henan Province, China.” beginning on page 18 of this prospectus.

●	We are in the process of obtaining certificates for our polystyrene factory in Henan Province, China. If we fail to obtain any of them, our business may be materially and adversely affected. See “Risk Factors - We are in the process of obtaining certificates for our polystyrene factory in Henan Province, China. If we fail to obtain any of them, our business may be materially and adversely affected.” beginning on page 19 of this prospectus.

●	Volatility in the cost of raw materials and disruption in the supply of raw materials used in our polystyrene manufacturing operations, may adversely affect our financial condition and results of operations or cause our financial results to differ materially from our forecasts. See “Risk Factors - Volatility in the cost of raw materials and disruption in the supply of raw materials used in our polystyrene manufacturing operations, may adversely affect our financial condition and results of operations or cause our financial results to differ materially from our forecasts.” beginning on page 19 of this prospectus.

●	Polystyrene manufacturing is inherently hazardous and production at our new Henan Polystyrene Factory could be disrupted for a variety of reasons. Disruptions could expose us to significant losses or liabilities. See “Risk Factors - Polystyrene manufacturing is inherently hazardous and production at our new Henan Polystyrene Factory could be disrupted for a variety of reasons. Disruptions could expose us to significant losses or liabilities.” beginning on page 20 of this prospectus.

●	We may be subject to a higher level of scrutiny in terms of environmental protection and work safety in relation to hazardous products on our platform and our new Henan Polystyrene Factory, as related laws and regulations are being established and implemented, which may increase costs and create restrictions on our business. See “Risk Factors - Changes in U.S. and international trade policies, particularly with regard to China, and the ongoing trade war between China and the United States, may adversely impact our business and operating results.” beginning on page 20 of this prospectus.

●	Changes in U.S. and international trade policies, particularly with regard to China, and the ongoing trade war between China and the United States, may adversely impact our business and operating results. See “Changes in U.S. and international trade policies, particularly with regard to China, and the ongoing trade war between China and the United States, may adversely impact our business and operating results.” beginning on page 21 of this prospectus.

●	Geopolitical conflicts and heightened tensions in the Middle East may increase oil and energy prices, which could increase the cost of operating our Henan Polystyrene Factory. See “Risk Factors - Geopolitical conflicts and heightened tensions in the Middle East may increase oil and energy prices, which could increase the cost of operating our Henan Polystyrene Factory.” beginning on page 21 of this prospectus.

Risks Related to this Offering and our Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to ordinary shares and this offering, including, but not limited to, the following:

●	This is a “best-efforts” offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans. See “Risk Factors - This is a ‘best-efforts’ offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.” beginning on page 22 of this prospectus.

●	The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors. See “Item 3. Key Information - D. Risk Factors - The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.” beginning on page 49 of the 2025 Annual Report.

●	You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering. See “Risk Factors – You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.” beginning on page 23 of this prospectus.

●	If our share price fluctuates after this offering, you could lose a significant part of your investment. See “Risk Factors - If our share price fluctuates after this offering, you could lose a significant part of your investment.” beginning on page 23 of this prospectus.

●	If we do not meet the Nasdaq continued listing standards, Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions. See “Risk Factors - Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.” beginning on page 24 of this prospectus.

●	We may need additional capital but may not be able to obtain it on favorable terms or at all. See “Risk Factors - We may need additional capital but may not be able to obtain it on favorable terms or at all.” beginning on page 24 of this prospectus.

Regulatory Developments in China

The PRC government has initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and the Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which was recently amended on June 24, 2022 and came into effect on August 1, 2022 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and last amended in 2018, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the Measures for the Safety Examination of Foreign Investment. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law of the People’s Republic of China (the “Cybersecurity Law”), which were promulgated on November 7, 2016 and became effective on June 1, 2017, and Data Security Law of the People’s Republic of China (the “Data Security Law”), which were promulgated on June 10, 2021 and became effective on September 1, 2021. As of the date of this prospectus, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—Risk Factors — Risks Related to Doing Business in China — Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval” on page 20 of our 2025 Annual Report.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) were promulgated and became effective on February 15, 2022. The Measures for Cybersecurity Review (2021 version) provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further list the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the new rules, companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On July 7, 2022, the CAC promulgated the Data Outbound Transfer Security Assessment Measures (the “Security Assessment Measures”), which became effective on September 1, 2022. The Security Assessment Measures provide that, among others, data processors shall apply to competent authorities for security assessment when (1) the data processors transferring important data abroad; (2) a critical information infrastructure operator and personal information processor that has processed personal information of more than one million people, transferring personal information abroad; (3) a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year, and (4) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC.

Mobile internet applications and the internet application store are specifically regulated by the Administrative Provisions on Mobile Internet Application Information Services (the “Mobile Application Administrative Provisions”) which were promulgated by the CAC on June 28, 2016, effective on August 1, 2016 and lastly amended on June 14, 2022 and effective on August 1, 2022. Pursuant to the Mobile Application Administrative Provisions, application information service providers shall obtain the relevant qualifications prescribed by laws and regulations, strictly implement their information content administrator responsibilities and carry out certain duties, including authenticate the real identity information of users, establish and complete information content inspection and management mechanisms, fulfill the data security protection obligations and regulate personal information processing activities. Furthermore, internet application information service providers shall sign service agreements with registered users, to determinate both sides’ rights and obligations.

The promulgation of the above-mentioned laws and regulations indicates heightened regulatory scrutiny from PRC regulatory authorities in areas such as data security and personal information protection.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), effective March 31, 2023. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC (“PRC domestic companies”), directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies (the “indirect offerings”). An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (2) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in the previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Overseas Filing, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

According to the Trial Measures, where a domestic company fails to fulfill filing procedure or in violation of the provisions as stipulated above, in respect of its overseas offering and listing, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine ranging from RMB1,000,000 to RMB10,000,000. Also the directly responsible person-in-charge and other directly responsible persons of such domestic company may be warned and imposed fines ranging from RMB500,000 to RMB5,000,000, and the controlling shareholders and the actual controllers of such domestic company that organize or instruct the aforementioned violations, or conceals the relevant matters leading to the occurrence of the aforementioned violations, shall be imposed fines, ranging from RMB1,000,000 to RMB10,000,000.

As of the date of this prospectus, we have completed our filings with the CSRC in connection with our IPO. Based on the advice of our PRC counsel, Jingtian & Gongcheng, we are subject to the filing requirements under the Trial Measures in connection with this offering. We plan to submit the CSRC filing in connection with this offering within three business days after the closing of this offering. If we do not submit the filing for this offering or any subsequent offering in a timely manner under PRC laws and regulations, we may be subject to investigations by competent PRC regulators, fines or penalties, and we may be ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering. The Trial Measures may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, the Ministry of Finance of the PRC, the National Administration of State Secrets Protection and the National Archives Administration of China jointly published the Provisions on Strengthening the Confidentiality and Archives Management Work Relating to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration”), which became effective on March 31, 2023. The Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities (either in direct or indirect means), the domestic entities, and securities companies and securities service institutions (either incorporated domestically or overseas) that provide relevant securities service shall strictly implement the provisions of relevant PRC laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the entities shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed. We believe that this offering did not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the Confidentiality and Archives Administration. The specific requirements of the relevant procedures are currently unclear and we cannot be certain whether we will be able to complete the relevant procedures.

In the opinion of our PRC counsel, Jingtian & Gongcheng, as of the date of this prospectus, except for those licenses and permissions held by our PRC subsidiaries set forth in the table below under “— Regulatory Permissions” and the filing requirements of the CSRC under the Trial Measures, neither Texxon nor any of its subsidiaries is currently required to obtain regulatory approvals or permissions from the CSRC, the CAC, or any other relevant PRC regulatory authorities for their business operations, our offering (including the sales of securities to foreign investors) in the U.S. under any existing PRC law, regulations or rules, nor have we received any inquiry, notice, warning, sanctions or regulatory objection to our business operations, our offering and listing in the U.S. from the CSRC, the CAC, or other PRC regulatory authorities.

If it is determined in the future that additional approval or permissions of the CSRC, the CAC or any other regulatory authority is required for the business operations and this offering and we do not receive or maintain the approvals or permissions, or we inadvertently conclude that such approvals or permissions are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approvals or permissions in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Regulatory Permissions

As of the date of this prospectus, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include Business License, Record Registration Form for Foreign Trade Business Operators, and Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Zhejiang Net Plastic Technology Co., Ltd.	Business License	Ningbo Market Supervision and Administration Bureau	Long-term

	Record Registration Form for Foreign Trade Business Operators	Yuyao Bureau of Commerce

	Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity	Yuyao Customs

	Permits for Trading in Hazardous Chemicals	Bureau of Emergence Management of Ningbo	February 23, 2025 to February 22, 2028

Qingdao Zhongguang Yiyun Supply Chain Management Co., Ltd.	Business License	Qingdao Administrative Examination and Approval Service Bureau	Long-term

	Permits for Trading in Hazardous Chemicals	Bureau of Emergence Management of Laoshan District, Qingdao City	September 13, 2023 to September 12, 2026

Anhui Zhongke Net Plastic Technology Co., Ltd.	Business License	Hefei Market Supervision Administration	Long-term

Net Plastic (Ningbo) Supply Chain Management Co., Ltd.	Business License	Yuyao Market Supervision Administration	Long-term

	Record Registration Form for Foreign Trade Business Operators	Yuyao Bureau of Commerce

	Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity	Yuyao Customs

Shanghai Net Plastic Supply Chain Management Co, Ltd. (formerly known as Jiangsu Net Plastic Supply Chain Management Co., Ltd.)	Business License	Haimen Administrative Examination and Approval Service Bureau	Long-term

Net Plastic Technology (Henan) Co., Ltd. (“Net Plastic Henan”)	Business License	Long-term

Henan Net Plastic Supply Chain Management Co., Ltd.	Business License	Taiqian Market Supervision Administration	Long-term
	Permits for Trading in Hazardous Chemicals	Bureau of Emergence Management of Taiqian County	December 25, 2025 to December 24, 2028

Henan Net Plastic New Material Technology Co., Ltd. (“Net Plastic New Material”)	Business License	Taiqian Market Supervision Administration	Long-term

Henan Net Plastic Chemical Distribution Co., Ltd.	Business License	Taiqian Market Supervision Administration	Long-term

Beijing Yongsu Technology Co., Ltd. (“Beijing Yongsu”)	Business License	Beijing Haidian District Market Supervision Administration	Long-term

HuanSu Technology (Henan) Co., Ltd.	Business License	Puyang Market Supervision Administration	Long-term

As our Hong Kong subsidiary is a holding company with no business operations since its incorporation, neither our Hong Kong subsidiary was not required to obtain regulatory approval from the Hong Kong government for our IPO and is not required to obtain regulatory approval for this offering, nor is our Hong Kong subsidiary required to obtain any specific license or permission for its incorporation and activities in Hong Kong, other than a general business registration certificate, which is current as of the date of this prospectus.

As of the date of this prospectus, the relevant data security and anti-monopoly laws and ordinance in Hong Kong, i.e., the Personal Data (Privacy) Ordinance (Chapter 486 of The Laws of Hong Kong) and the Competition Ordinance (Chapter 619 of The Laws of Hong Kong), are not applicable to our HK subsidiary which is solely a holding company with no operations since inception and therefore have no impact on our ability to conduct our business, accept foreign investment or listing on an U.S. exchange. Furthermore, there are currently no regulatory actions related to data security or anti-monopoly concerns in Hong Kong that may impact our ability to conduct our business, accept foreign investment or list on a U.S./foreign exchange, and our Hong Kong subsidiary has not received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the Hong Kong government.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period.

Implications of Being a Foreign Private Issuer

We report under the Exchange Act, as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

●	the sections of the Exchange Act that require shareholders who own more than 10% of a class of the company’s equity securities and are not officers and directors of the company to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We are required to file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Implications of Being a Controlled Company

We are a “controlled company” as defined under the Nasdaq Listing Rules, because Hui Xu, Wei Wang, Qiangang Qiu and Chenhan Xu (collectively, the “Principal Shareholders”), as a group, own approximately an aggregate of 72.08% of our outstanding ordinary shares and they entered into an acting in concert agreement dated March 26, 2024, pursuant to which, each of the Principal Shareholders, other than Mr. Xu, has agreed that if the Company seeks shareholder approval of corporate matters, including matters related to business, finance, investments or operations, he or she will vote all the ordinary shares he or she beneficially owns in accordance with the action of Mr. Hui Xu. For so long as we are a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a ”controlled company” could cause our ordinary shares to look less attractive to certain investors or otherwise harm the trading price of our ordinary shares.

Corporate Information

Our principal executive offices are located at 703, Block A, 1799 Wuzhong Road, Minhang District, Shanghai, China, 200335 and our telephone number is +86 574-62629970. Our website is www.npt-cn.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our registered office in the Cayman Islands is at the offices of Osiris International Cayman Limited at Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, KY1-1209, Cayman Islands or at such other place in the Cayman Islands as our directors may at any time decide. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711.

THE OFFERING

Securities Offered by Us	Up to [ ] ordinary shares, on a reasonable best-efforts basis, at an assumed public offering price of $[ ] per share, which was the reported closing price of our ordinary share on Nasdaq on [ ], 2026.

Size of Offering	Up to $[ ]

Ordinary Shares Outstanding Prior to This Offering	22,185,000 ordinary shares

Ordinary Shares to Be Outstanding Immediately After Completion of This Offering	Up to [ ] ordinary shares

Use of Proceeds

The net proceeds to us from this offering, after deducting the Placement Agent commissions and estimated offering expenses payable by us, will be approximately $[ ] based on the assumed public offering price of $[ ] per share and the sale of all the ordinary shares offered hereby.

The net proceeds received by us from this offering will be used for (i) approximately 70% for the purchase of raw materials for our Henan Polystyrene Factory, and (ii) approximately 30% for working capital. See “Use of Proceeds.”

Nasdaq symbol	“NPT”

Risk Factors	Investing in our ordinary shares is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 18 and the other information in this prospectus as well as section entitled “Item 3.D. Risk Factors” in our 2025 Annual Report incorporated by reference in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our ordinary shares.

Lock-Up

Pursuant to a placement agency agreement (the “Placement Agency Agreement”) to be signed by and between the Company and the Placement Agent, the Company, on behalf of itself and any successor entity, will agree that, without the prior written consent of the Placement Agent, for a period of three (3) months after the closing of this offering, that each will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit or commercial loans with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of the Company or such other securities, in cash or otherwise, subject to certain exceptions.

In addition, in connection with our IPO, we, our executive officers, directors, and our shareholders prior to our IPO have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of six (6) months following the closing of our IPO (which closed on October 23, 2025). See “Plan of Distribution” beginning on page 59 for more information.

Transfer Agent	The transfer agent and registrar for our ordinary shares is Transhare Corporation. The transfer agent and registrar’s address is Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information included or incorporated by reference in this prospectus before making an investment in our ordinary shares, including the section entitled “Item 3.D. Risk Factors” in our 2025 Annual Report incorporated by reference in this prospectus. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our Company or investments worldwide described below and included or incorporated by reference elsewhere in this prospectus.

Risks Related to Our Business and Industry

We are reliant on suppliers for the supply of products. If we fail to maintain good relationships with them, or reach reasonable terms, our business and financial performance may be materially and adversely affected.

We rely on third-party suppliers to provide products to our customers. We source our products from suppliers and manufacturers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We enter into short-term purchase agreements or place orders based on needs from our customers, as we believe it is relatively easy to find alternative sources of supplies in the market. We also enter into long-term supply agreements with raw material suppliers for our Henan polystyrene manufacturing facility. If we fail to maintain our arrangements with suppliers on reasonable terms or enter into comparable agreements with new suppliers or manufacturers, our business and results of operations could also be materially and adversely affected. Even if we maintain good relationships with our suppliers, their ability to supply products in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes.

In addition, our suppliers typically grant payment terms within thirty days. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, it may inhibit our ability to offer sufficient products that meet our customers’ needs, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to expand our product offerings. If we fail to attract new suppliers to offer their products on our platform due to any reason, our business and growth prospects may be materially and adversely affected.

We are subject to risks related to construction of our polystyrene factory in Henan Province, China.

We are constructing a factory to manufacture polystyrene, including production lines, storage facilities, and supporting infrastructure, located in Henan Province, China (the “Henan Polystyrene Factory”) pursuant to our polystyrene factory construction agreement, as supplemented, with the Taiqian County Government (see “Business— Material Contracts — Polystyrene Factory Construction Agreement with Taiqian County Government”). As of the date of this prospectus, we have completed the construction of the factory and the installation of the production line and expect to commence trial production in March 2026.

The construction could experience delays or other difficulties, and will require significant capital. We may not generate sufficient cash flow to satisfy our capital expenditure commitments of at least approximately RMB 595 million pursuant to our land use rights transfer agreement with the Taiqian County Natural Resources Bureau (see “Business — Material Contracts — Land Use Rights Transfer Agreement with Taiqian County Natural Resources Bureau”). We may need to raise additional capital to fund a portion of our capital expenditures, and such capital may not be available when needed or on terms favorable to our company. The construction may not be completed on schedule due to various reasons, such as supply chain issues and increased difficulty for workforce recruitment, which could result in increased expenses and construction costs pursuant to our land use rights transfer agreement with the Taiqian County Natural Resources Bureau, and may result in reduced profitability of the project. Any failure to complete the construction plan on schedule and within budget could adversely affect our financial condition and results of operations.

The construction may be subject to legal claims and proceedings instituted by contractors, workers and other parties involved in such project from time to time. Such claims and proceedings may include claims in respect of personal injuries and labor compensation in relation to the construction project. The construction of a factory is also subject to risks related to health and safety incidents and site accidents and any non-compliance with building codes and other local regulations. If any of the aforementioned incidents or accidents were to occur, it could have a substantial negative impact on our success and result in a material adverse effect on our financial condition or results of operations.

We are in the process of obtaining certificates for our polystyrene factory in Henan Province, China. If we fail to obtain any of them, our business may be materially and adversely affected.

In connection with the construction of the Henan Polystyrene Factory pursuant to our polystyrene factory construction agreement, as supplemented, with the Taiqian County Government (see “Business— Material Contracts — Polystyrene Factory Construction Agreement with Taiqian County Government”), we have completed the construction of the factory and the installation of the production line, and expect to commence trial production in March 2026. We have filed the Major Hazard Installation Safety Assessment Report with the relevant government authorities and obtained the required Hazardous Chemicals Operating License. As of the date of this prospectus, we are still in the process of obtaining certain building title certificates for such facilities. While we believe that these certificates are procedural, rather than substantive, approvals by government agencies, there is no guarantee that we will obtain all of them. The failure to obtain any of these certificates could result in us having to vacate the premises and our manufacturing activities in such premises may be interrupted or suspended. If we are forced to move, we may not be able to find alternative facilities at all or at reasonable cost, and our manufacturing activities may be disrupted. We might suffer losses as a result of business interruptions and our operations and financial results may be materially and adversely affected.

Volatility in the cost of raw materials and disruption in the supply of raw materials used in our polystyrene manufacturing operations, may adversely affect our financial condition and results of operations or cause our financial results to differ materially from our forecasts.

Our results of operations can be directly affected, positively and negatively, by volatility in the cost of our raw materials used in our polystyrene manufacturing operations, which are subject to domestic and global supply and demand and other factors beyond our control. Crude oil prices also impact our raw material and energy costs. Generally, higher crude oil prices lead to higher costs of natural gas and raw materials, although some raw materials are impacted less than others. Volatility in the cost of energy or raw materials makes it more challenging to manage pricing and pass the increases on to our customers in a timely manner. We believe that rapid changes in pricing have affected, and can continue to affect, the volume our customers consume. As a result, our gross profit and margins could also be adversely affected and our financial results may differ materially from our forecasts.

We have long-term supply agreements with multiple styrene suppliers. As these supply agreements expire, we may be unable to renegotiate or renew these contracts or obtain new long-term supply agreements on terms comparable to us, or at all, which may significantly impact our operations. See “Business— Sources and Availability of Raw Materials.”

If the availability of our principal raw material is limited, we may be unable to produce some of our products in the quantities demanded by our customers, which could have an adverse effect on plant utilization and our sales of products requiring such raw materials. Suppliers may have temporary limitations preventing them from meeting our requirements, and we may not be able to obtain substitute alternative suppliers in a timely manner.

Polystyrene manufacturing is inherently hazardous and production at our new Henan Polystyrene Factory could be disrupted for a variety of reasons. Disruptions could expose us to significant losses or liabilities.

There are hazards and risks of disruption inherent in chemical manufacturing and the related storage and transportation of raw materials, products and wastes which exist in our operations. These potential risks of disruption include, but are not necessarily limited to:

●	pipeline and storage tank leaks and ruptures;

●	explosions and fires;

●	inclement or extreme weather and natural disasters, which may be aggravated by climate change;

●	disease outbreaks, epidemics or pandemics, and government responses thereto, which may impact our employees or those of our suppliers or transportation providers;

●	cyber-attacks to our operations or those of critical third parties;

●	failure of mechanical systems, computer systems, process safety and pollution control equipment;

●	failures or delays in properly implementing new technologies and processes;

●	chemical spills and other discharge or releases of toxic or hazardous substances or gases into the ground, air or water; and

●	exposure to toxic chemicals.

These hazards could expose employees, customers, the community and others to toxic chemicals and other hazards, contaminate the environment, damage property, result in personal injury or death, lead to an interruption or suspension of operations, damage our reputation and adversely affect the productivity and profitability of our manufacturing facilities, and result in the need for remediation, governmental enforcement, regulatory shutdowns, the imposition of government fines and penalties, and claims brought by governmental entities or third parties. Legal claims and regulatory actions could subject us to both civil and criminal penalties, which could affect our product sales, reputation and profitability. Liabilities associated with the investigation and cleanup of hazardous substances, as well as personal injury, property damage or environmental damages arising from the release of, or exposure to, such hazardous substances, may be imposed in many situations without regard to violations of laws or regulations or other fault. These liabilities may be material and can be difficult to identify or quantify.

We are dependent upon the continued safe and reliable operation of our production facilities to minimize risks associated with our manufacturing processes, but we cannot completely eliminate the risk of accidental contamination, discharge or injury resulting from these materials. We may be in the future subject to claims relating to exposure to hazardous materials and incidents that temporarily shut down or disrupt our manufacturing, causing production delays and resulting in liability for workplace injuries, environmental remediation, regulatory penalties or other claims. Systems in place to manage environmental, health and safety compliance, and our emergency response and crisis management plans may not address or foresee all potential risks or causes of disruption, or sufficiently address the impacts of such incidents on our employees, customers or the communities in which our plants reside. We cannot assure you that we will not experience these types of incidents in the future or that these incidents will not result in production delays or otherwise have a material adverse effect on our business, reputation, financial condition or results of operations.

We may be subject to a higher level of scrutiny in terms of environmental protection and work safety in relation to hazardous products on our platform and our new Henan Polystyrene Factory, as related laws and regulations are being established and implemented, which may increase costs and create restrictions on our business.

Our business is subject to a higher level of scrutiny from PRC laws and regulations relating to environmental protection, work safety and occupational health matters. Under these laws and regulations, we are required to limit environmental pollution to a certain standard and protect the occupational safety of our employees.

The manufacturing, storage and transportation process of hazardous products, such as hazardous chemicals, bears an inherent risk of damaging the environment by discharging pollutants and certain chemical wastes, and the storage and transporting of hazardous chemicals. While we have taken measures to ensure us meeting the requirements of current environmental protection laws and regulations, we cannot assure you that all situations that will give rise to material environmental liabilities will be discovered and addressed immediately. If we are found liable for any environmental protection laws and regulation breaches, we will be subject to fines and other forms of punishments. Should the PRC government impose stricter environmental protection standards and regulations in the future, the cost of participants in the plastics and chemical industries to comply with such standards will generally increase, causing a negative impact on our operations. Moreover, we cannot assure you that we will be able to comply with such new regulations at reasonable costs, or at all. Any increase in production costs resulting from the implementation of additional environmental protection measures and/or failure to comply with new environmental laws or regulations may have a material adverse effect on our business, financial condition or results of operations.

In addition, the manufacturing, storage and transportation of hazardous chemicals, inherently require relevant personnel to be exposed to hazardous chemicals, therefore bearing risks of accidents and occupational diseases. While we plan to conduct periodic inspections of our operating facilities and carry out equipment maintenance on a regular basis to ensure that our operations are in compliance with applicable work safety related laws and regulations, we cannot assure you that we will not experience any material accidents, worker injuries or occupational health problems in the course of our operation in the future. Any work safety laws and regulations implemented in the future may materially increase costs of our business, and negatively affect our operation results.

Changes in U.S. and international trade policies, particularly with regard to China, and the ongoing trade war between China and the United States, may adversely impact our business and operating results.

Trade-related tensions between the United States and China remain an important source of potential risk. There have recently been significant changes to international trade policies and tariffs affecting imports and exports. Any significant increases in tariffs on goods or materials or other changes in trade policy, particularly with regard to China, could negatively affect our business and operating results.

Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. As of the date of this prospectus, we do not have any revenue generated outside mainland China. Nevertheless, the imposition of tariffs, to the extent further escalated, may cause global economic turmoil and thus, may have a material adverse effect on our business and results of operations. The institution of trade tariffs globally, and between the U.S., on the one hand, and China and other jurisdictions, on the other, specifically, may negatively impact the affected countries’ economic conditions, which could negatively affect demand for our services and products in China and materially and adversely affect our business and results of operations of our customers in the affected markets. We continue to closely monitor developments in international trade policy and assess potential impacts on our operations and financial performance.

Geopolitical conflicts and heightened tensions in the Middle East may increase oil and energy prices, which could increase the cost of operating our Henan Polystyrene Factory

Armed conflicts and geopolitical tensions, including the ongoing military conflict between Russia and Ukraine and the recent escalation of hostilities and tensions involving the United States, Israel and Iran, have contributed to volatility in global oil and energy markets. These developments may lead to further increases in the prices of crude oil, refined petroleum products and other fuels, which could increase our manufacturing and operating costs, raise transportation and logistics expenses. If we are unable to pass through higher costs to customers on a timely basis, our margins, business, financial condition and results of operations could be adversely affected.

Risks Related to This Offering and Our Ordinary Shares

This is a “best-efforts” offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.

The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, Placement Agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue the business plans outlined in this prospectus. Thus, we may not raise the amount of capital we believe is required for our business and may need to raise additional funds, which may not be available or available on terms acceptable to us.

Future sales of our securities in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Many of our equity holders existing prior to our IPO have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our ordinary shares. All of the ordinary shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

In connection with this offering, pursuant to the Placement Agency Agreement, the Company, on behalf of itself and any successor entity, will agree that, it will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit or commercial loans with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of the Company or such other securities, in cash or otherwise, without the prior written consent of the Placement Agent, for a period of three (3) months from the closing of this offering.

The Placement Agent may, in its sole discretion and without notice, waive any of these lock-up terms.

In addition, pursuant to certain “lock-up” agreements in connection with our IPO, our executive officers, directors and all of our shareholders prior to our IPO, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, whether currently owned or subsequently acquired, without the prior written consent of the representative of the underwriters, for a period of six (6) months following the closing of our IPO. The lock-up agreement is subject to specified exceptions. In addition, our company has agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, whether currently owned or subsequently acquired, without the prior written consent of the representative of the underwriters, for a period of six (6) months following the closing of our IPO. These agreements are further described in the section entitled “Plan of Distribution.” Notwithstanding the foregoing, such restricted period may be terminated earlier under certain circumstances.

After the expiration of such lock-up agreements or market stand-off provisions, or if such restrictions are waived, if these shareholders sell substantial amounts of ordinary shares in the public market or if the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The public offering price of our ordinary shares will be substantially higher than the net tangible book value of our ordinary shares. If you purchase ordinary shares in this offering, you will suffer immediate dilution of $[ ] per share, representing the difference between our net tangible book value per share as of June 30, 2025 and the assumed public offering price of $[ ] per share, which is the reported sale price of our ordinary shares on Nasdaq on [ ], 2026. See “Dilution.”

If we do not meet the Nasdaq continued listing standards, Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our ordinary shares are listed on the Nasdaq under the symbol “NPT.” We cannot assure you that our securities will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders). We cannot assure you that we will continue to meet those continued listing requirements.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares come within the definition of “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares are listed on Nasdaq, our ordinary shares are covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case.

If our share price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our ordinary shares may be influenced by many factors, some of which are beyond our control, including actual or anticipated variations in our operating results; the failure of financial analysts to cover our ordinary shares or changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates or changes in the recommendations of any financial analysts that elect to follow our ordinary shares or the shares of our competitors; announcements by us or our competitors of significant contracts or acquisitions; technological innovations by us or our competitors; future sales of our shares; and investor perceptions of us and the industries in which we operate. In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. Such litigation, if instituted against us, could adversely affect our financial condition or results of operations.

If we do not meet the Nasdaq continued listing standards, Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our ordinary shares are listed on the Nasdaq under the symbol “NPT.” We cannot assure you that our securities will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders). We cannot assure you that we will continue to meet those continued listing requirements.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares come within the definition of “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares are listed on Nasdaq, our ordinary shares are covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment in the PRC. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

Techniques employed by short sellers may drive down the market price of our ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily for the purchase of raw materials for our Henan Polystyrene Factory and for working capital. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary”, “Industry” and “Risk Factors” of this prospectus, the sections entitled “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, and “Item 5. Operating and Financial Review and Prospects” in our 2025 Annual Report incorporated by reference in this prospectus, as well as our consolidated financial statements and notes related thereto incorporated by reference in this prospectus. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	expected changes in our revenues, expenses or expenditures;

●	expected growth of the plastics and chemical industries in China and globally;

●	changes in customer or product mix;

●	the development, timing and operation of our Henan Polystyrene Factory;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our expansion into new businesses, industries or internationally and undertaking of mergers, acquisitions, investments or divestments;

●	general economic and political conditions in China and globally, including those related to our industry;

●	government policies and regulations related to our industry;

●	assumptions underlying or related to any of the foregoing; and

●	other factors in the “Risk Factors” section included or incorporated by reference this prospectus.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

In addition, the new and rapidly changing nature of the plastics and chemical industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[ ] million, after deducting estimated offering expenses payable by us, and based upon an assumed public offering price of $[ ] per share and assuming the sale of all the ordinary shares offered hereby.

We intend to use the net proceeds of this offering as follows:

●	approximately 70% for the purchase of raw materials for our Henan Polystyrene Factory; and

●	approximately 30% for working capital.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all.

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

Our board of directors has discretion regarding whether to declare or pay dividends, subject to the amended and restated memorandum and articles of association of our company and certain requirements of Cayman Islands law. All dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our ordinary shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business.

Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of June 30, 2025:

●	on an actual basis;

●	on a pro forma basis to reflect the sale of 2,185,000 ordinary shares in our IPO at an offering price of $5.00 per share, after deducting the underwriting discounts and offering expenses paid by us in connection with our IPO; and

●	on a pro forma as adjusted basis to give effect to: (i) the sale of 2,185,000 ordinary shares in our IPO, at the initial public offering price of $5.00 per share, after deducting the underwriting discounts and offering expenses paid by us in connection with our IPO; (ii) our issuance and sale of [ ] ordinary shares in this offering at the assumed public offering price of $[ ] per share and (iii) the deduction of approximately $[ ] of Placement Agent fees, $[ ] of estimated offering expenses and $[ ] of non-accountable expense allowance payable by us.

The information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering as determined at pricing. You should read this table together with “Item 5. Operating and Financial Review and Prospects” and our audited financial statements and related notes in our 2025 Annual Report incorporated by reference in this prospectus.

	As of June 30, 2025
	Actual	Pro Forma(1)	Pro Forma as adjusted
	US$	US$	US$
Total Debts	52,799,082	52,799,082
Shareholders’ Equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 20,000,000 ordinary shares issued and outstanding, 22,185,000 ordinary shares issued and outstanding on a pro forma basis reflecting the 2,185,000 ordinary shares sold in our IPO, and [ ] ordinary shares issued and outstanding on a pro forma as adjusted basis giving effect to the [ ] ordinary shares sold in this offering.	2,000	2,219
Additional paid-in capital	777,992	8,466,372
Accumulated deficit	(4,316,467)	(4,316,467)
Accumulated other comprehensive loss	(275,578)	(275,578)
Total shareholders’ equity (deficit)	(3,812,053)	3,876,545
Total capitalization	48,987,029	56,675,627

(1)	The net proceeds we received in our IPO was approximately $8.32 million, after deducting the underwriting discounts and offering expenses payable by us. Approximately $0.63 million of deferred offering costs incurred through June 30, 2025 in connection with the IPO were charged to additional paid-in capital upon the completion of the IPO.

DILUTION

If you purchase our ordinary shares in this offering, your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $[ ] per ordinary share and the pro forma net tangible book value per our ordinary share immediately upon the closing of this offering. Net tangible book value per ordinary share is determined by dividing our total tangible assets less total liabilities by the number of outstanding ordinary shares. As of June 30, 2025, we had a historical net tangible book value of $27.9 million, or $1.39 per ordinary share based on 20,000,000 ordinary shares outstanding. Our historical net tangible book value per ordinary share as of June 30, 2025 represents the amount of total tangible assets less intangible assets and total liabilities, divided by the number of ordinary shares outstanding.

Our pro forma net tangible book value as of June 30, 2025 was $35.6 million, or $1.60 per share based on 22,185,000 ordinary shares outstanding following the completion of our IPO. After giving further effect to our sale of [ ] ordinary shares in this offering at an assumed public offering price of $[ ] per share, and after deducting Placement Agent commissions, non-accountable expense allowance and estimated offering expenses, upon the completion of this offering, our pro forma as adjusted net tangible book value as of June 30, 2025 would have been $[ ] million, or $[ ] per share. This represents an immediate increase in net tangible book value of $[ ] per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $[ ] per share to new investors in this offering. We determine dilution by subtracting the as pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share in this offering.

The following table illustrates this dilution on a per ordinary share basis. The information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering as determined at pricing.

Assumed public offering price per share	$
Net tangible book value per share as of June 30, 2025		$1.39
Pro forma net tangible book value per share, after giving effect to our IPO but before giving effect to this offering	$
Pro forma as adjusted net tangible book value per share after this offering	$
Dilution per share to new investors in this offering	$

The following table illustrates our pro forma proportionate ownership, upon completion of this offering by present shareholders and investors in this offering, compared to the relative amounts paid by each. The table reflects payment by present shareholders as of the date the consideration was received and by investors in this offering at the assumed public offering price. The table further assumes no changes in net tangible book value other than those resulting from the offering. The information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering as determined at pricing.

	Ordinary Shares Purchased		Total Consideration		Average Price
	Number	Percent (%)	Amount ($)	Percent (%)	Per Ordinary Share ($)
Existing shareholders	22,185,000	91.7	11,704,992	53.9	$0.53
New investors
Total

The number of our ordinary shares to be outstanding upon completion of this offering will be [ ] shares, which is based on 22,185,000 ordinary shares outstanding as of the date of this prospectus and assume the sale of all the ordinary shares being offered hereby.

CORPORATE HISTORY AND STRUCTURE

Texxon is a Cayman Islands exempted company incorporated on January 19, 2022. Structured as a holding company with no material operations, Texxon conducts its operations in China through its PRC subsidiaries, primarily Net Plastic Technology, which started its business in Yuyao, China in 2011. For the information relating to our subsidiaries, please see “Item 4. Information on the Company – A. History and Development of the Company” in the 2025 Annual Report, which is incorporated by reference into this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For our management’s discussion and analysis of financial condition and results of operations as of June 30, 2025, please read “Item 5. Operating and Financial Review and Prospects” in the 2025 Annual Report, which is incorporated by reference into this prospectus.

INDUSTRY

The information presented in this section has been derived from an industry report dated June 2025 and commissioned by us and prepared by Sublime (the “Sublime Report”), an independent research firm, to provide information regarding our industry and our market position in China. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of Plastics and Chemical Industries

The plastics and chemical industries refer to the industries that use petrochemical resources, such as oil and natural gas, as the main raw materials to manufacture chemicals, polymer compounds, and other products through chemical reactions. Plastics and chemical products specifically refer to chemical and polymer compound products. In 2024, the total production capacity of China’s major plastics and chemical products markets was approximately 362 million tons, with a demand of approximately 330 million tons.

Overview of Plastics Industry

Plastic is a malleable material formed by processing synthetic resin or natural resin as the main component, with various additives added. Plastic has the advantages of light weight, high strength, corrosion resistance, good insulation, and easy processing, and is widely used in fields such as construction, packaging, transportation, electronics, and medical treatment. In recent years, with the rapid development of the Chinese economy, demand for plastic products in downstream fields such as automobiles, home appliances, healthcare, consumer electronics, daily necessities, and packaging has been continuously increasing. In addition, China’s plastic products have gradually increased their market share in the international market, supporting the development of the industrial export market. The plastic market represented by key products, including polyethylene (PE), polypropylene (PP), acrylic-butadiene-styrene polymers (ABS), polycarbonate (PC), and polyvinyl chloride (PVC) has been developing steadily. By the end of 2024, the total production capacity of China’s PE, PP, ABS, PC, and PVC plastic markets was 118.59 million tons, increased by 9% as compared to 2023. The apparent consumption (production plus imports minus exports) reached 114.67 million tons, increased by 7% as compared to 2023.

Chart 1: Analysis of supply-demand balance of key plastic products in the Chinese market (unit: 10,000 tons)

Overview of Chemicals Industry

The chemical industry is an important component of modern industry, and its products are widely used in sectors such as agriculture, medicine, energy, construction, and transportation. With the development of the global economy and the improvement of people’s living standards, the chemical industry undergoes wide development on a global scale and plays a critical role in the national economy of various countries.

By 2024, the total production capacity of China’s main chemical products, including methanol, ethylene glycol, styrene and terephthalic acid, was approximately 243.3 million tons, marking an increase of 3% compared to 2023.

Chart 2: Analysis of supply-demand balance in the Chinese market for key chemical products (unit: 10,000 tons)

Overview of Supply Chain Management Industry

Supply chain management services involve management of capital, logistics, and information flows of small and medium-sized enterprises both upstream and downstream, and transforming the uncontrollable risks of individual enterprises into manageable risks across the entire supply chain. Effective supply chain management enables enterprises to find the optimal solutions throughout various processes, make timely adjustment in production and transportation, reduce inventory and costs, and improve overall market revenue.

According to the Sublime Report, the global supply chain management market size has maintained stable growth and reached approximately $24 billion in 2024.

China’s supply chain management industry started its development relatively recently. In order to respond to the increasingly diverse, personalized, and rapidly changing market demands and enhance market response, the comprehensive supply chain management service industry is currently experiencing robust development. Relevant government policies and market demands have played important roles in promoting industry development.

Main Drivers of Supply Chain Management Industry in China

The development of supply chain management industry is fueled by the following factors:

Government support. Government strategic plans such as “expanding domestic demand” bolster the optimistic outlook for the plastics and chemical industries, thereby increasing demand for supply chain management services. Policies like China’s 14th Five Year Plan, the Guiding Catalogue for Industrial Structure Adjustment, and the Strategic Plan for Expanding Domestic Demand promoting high-quality development of the chemical industry. The policy of China’s Guiding Opinions on Promoting the High Quality Development of the Petrochemical and Chemical Industry during the 14th Five Year Plan period encourages and application of technologies and product catalogs in the petrochemical and chemical industry, and promotes intelligent manufacturing. Investments across various fields and improved macro policies for key industries stimulate significant business opportunities in plastics and chemicals, consequently fueling growth in the supply chain management industry. In addition, strategic planning policies, such as the 14th Five Year Plan, aimed at restructuring, transforming, and upgrading the supply chain, have laid a solid foundation for the development of the supply chain management industry. In recent years, national planning in China has underscored the strategic importance of the logistics industry in the economy, accompanied by policy measures to stimulate the efficiency and growth of the logistics and supply chain management service sector. Initiatives like the Guiding Opinions on Actively Promoting Supply Chain Innovation and Application in 2017 aimed to accelerate supply chain innovation and promote structural reforms. The 2020 Implementation Plan for Promoting Deep Integration and Innovative Development of Logistics and Manufacturing Industry outlined strategies for enhancing integration and efficiency within the logistics and manufacturing sectors.

Diversified Consumer Trends. Plastics and chemical products are used in diverse sectors, such as infrastructure, real estate, agriculture, automobiles, and clothing. The growing diversity in consumption demand has left traditional supply-side in a predicament of low responsiveness to market demand. Supply chain enterprises with supply chain scheme design and integrated comprehensive service capabilities have the opportunity to intervene in more service links in the industrial chain, achieve resource sharing and optimization between various links in the supply chain, and thus improve the responsiveness and efficiency of the supply chain.

Regional Imbalance. Relying on abundant coal and crude oil resources, as well as convenient transportation of imported raw materials, the overall production capacity of China’s plastic and chemical industry is mainly concentrated in the northwestern, eastern, and northeastern regions. Supported by its large consumption base, diverse demand, and convenient transportation and logistics, China’s plastics and chemical resources are concentrated in the Yangtze River Delta region represented by Jiangsu Province, Zhejiang Province, and Shanghai, the Pearl River Delta region represented by Guangdong, and the coastal areas of northern China represented by Shandong Province. In 2022, the overall production capacity ratio of China’s key plastics and chemical product markets in the northwestern, eastern, and northeastern regions reached 70%. The consumption concentration areas are distributed in East China, South China, and North China, together accounting for approximately 72% of the national consumption. Regional disparities in production and sales within China’s plastics and chemical industries have enhanced the growth of the supply chain management industry. The substantial flow of resources across regions has further driven the need for effective supply chain management solutions.

Advance in Digital Technology. Traditionally, supply chain management has been fragmented and lacked coordination among its various components, leading to inefficiencies. However, the adoption of digital technology has facilitated the integration of information flow, logistics, and capital flow within the supply chain, fostering greater collaboration among enterprises and significantly improving efficiency. This digitalization of the industry provides opportunities for innovation and optimization. The PRC National Development and Reform Commission has introduced initiatives to promote the deep integration of digital technology and the economy, which includes leveraging cloud computing, big data, and artificial intelligence to enhance digital services and drive transformation across the manufacturing industry and SMEs. These initiatives are expected to expand the service space of the supply chain industry and offer new possibilities for the development of supply chain management services.

Market Potential of Plastics and Chemical Industry

From 2025 to 2027, China’s key plastics and chemical products market is expected to grow at an average annual rate of 6% in supply and 5% in demand. The growth outlook provides significant development opportunities for the supply chain management industry. The Ministry of Industry and Information Technology, along with seven other departments, issued the “Work Plan for Stable Growth in the Petrochemical and Chemical Industry.” This plan aims to maintain stable growth in the industry, targeting an average annual growth rate of industry value added of approximately 5%. According to data from the PRC National Bureau of Statistics, the petrochemical industry achieved a revenue of RMB 16.28 trillion yuan in 2024, an increase of 2.1% over 2023.

In addition, various policies promoting stable domestic demand and consumption, such as the Outline of the Strategic Plan for Expanding Domestic Demand (2022-2035) and the Package of Policy Measures to Solidly Stabilize the Economy, have further increased investment support for manufacturing and key infrastructure, driving the development of multiple key industries including automobiles, equipment manufacturing, light industry, and electronic information. The growth in downstream consumer manufacturing and infrastructure has created substantial business opportunities and markets for the plastics and chemical industry.

By 2027, it is anticipated that the supply of China’s key plastics and chemical products market will reach approximately 447.8 million tons, with the demand reaching approximately 384.7 million tons. The positive growth outlook in the supply and demand market presents vast development opportunities for the supply chain management business.

Chart 3: Supply and demand forecast data for key plastics and chemical products markets in China (unit: 10,000 tons)

Market Potential of Supply Chain Management Industry

As the global economy continues to evolve and competition among enterprises intensifies, supply chain management services have substantial development opportunities.

The development of information technology has rendered traditional supply chain models inadequate to meet the complexities of personalized market demands. Consequently, digitization and intelligence have emerged as main development trends in supply chain management. Advancement in technologies such as the Internet of Things, big data, and artificial intelligence, supply chain management services, enable real-time monitoring and optimization in the supply chain, improving response speed and supply flexibility. Levering the technology advancements, participants in the supply chain management industry can identify and analyze the diverse needs of different enterprises, offering customized solutions to adapt to market shifts and better serve customers, as well as mitigate inventory risks and increase competitiveness.

In conclusion, the future of the supply chain management system will prioritize digital intelligence, environmental sustainability, and diversified development. Enterprises equipped with comprehensive supply chain service capabilities are poised to intervene in multiple service links within the industrial chain, playing an increasingly pivotal role in enhancing supply chain efficiency, sustaining enterprise competitiveness, and achieving sustainable development, with vast development prospects ahead.

OUR BUSINESS

Overview

We are a leading provider of supply chain management services in East China, servicing customers in the plastics and chemical industries in China. Through our technology-enabled platform, we provide a full spectrum of services to Chinese SME customers, including but not limited to, procurement, shipping and logistics, payments and fulfillment services. To address the extensive needs of SMEs in China for more stable sources of supply, lower procurement costs, higher product quality, and enhanced risk management in the plastics and chemical markets in China, we aspire to build the largest one-stop plastic and chemical raw material supply chain management platform in China, to streamline the complex and labor-intensive raw material procurement process in the plastics and chemical industries and make it more convenient, cost-effective, and efficient for our customers. We believe that our platform has the capacity to help streamline and optimize operational processes of market participants, enhance sustainability and resilience in the entire supply chain, and create a dynamic ecosystem where stakeholders can engage in transactions with ease and efficiency. We have built a highly scalable distributed software architecture for our platform that allows for continuous improvement. We have also built an effective UED process into our platform to improve the customer experience. In addition, with over a decade of experience in the plastic and chemical raw material market in China, we have amassed substantial transaction data, including supplier and customer information, price trends, category-specific price indexes and market demand volume. The extensive data collection enables us to more accurately analyze price trends and market demands and make more informed decisions.

We have established a growing network of suppliers and customers. As of December 31, 2025, we had 3,006 suppliers and 5,899 customers who had met our specific requirements and qualifications and thus were approved for registration on our platform, as compared to 2,742 suppliers and 5,027 customers as of June 30, 2025. As of June 30, 2024, we had approximately 2,213 suppliers and 3,528 customers registered on our platform, as compared to 1,650 suppliers and approximately 2,158 customers as of June 30, 2023. In addition, our product offerings covered approximately 5,890 SKUs, 4,200 SKUs, 3,614 SKUs and 2,482 SKUs as of December 31, 2025, June 30, 2025, 2024 and 2023, respectively.

In January 2023, we commenced the construction of the Henan Polystyrene Factory located on a parcel of land of approximately 170,000 square meters in Taiqian County, Henan Province, China. As of the date of this prospectus, we have completed the construction of the factory and the installation of the production line, and expect to commence trial production in March 2026.

During the fiscal year ended June 30, 2025, one major customer accounted for approximately 59.2% of our total revenue. However, for the fiscal year ended June 30, 2024, the same customer accounted for 13.8% of our total revenue. For the fiscal years ended June 30, 2024 and 2025, no other customer accounted for 10% or more of our total revenue. For fiscal year ended June 30, 2023, no customer accounted for 10% or more of our total revenue. While we value our strategic relationship with key customers, we are also actively implementing strategies to diversify our business by expanding our customer base and broadening our client structure across different sectors and customer profiles.

Our net loss for the fiscal year ended June 30, 2025 was approximately $1.5 million, representing a decrease of approximately $4.0 million, or 157.9%, from net income of approximately $2.5 million for the fiscal year ended June 30, 2024. Our net income for the fiscal year ended June 30, 2023 was approximately $2.1 million. Our net loss attributable to Texxon for the fiscal year ended June 30, 2025 was approximately $0.9 million, representing a decrease of approximately $1.9 million, or 197.8%, from net income of approximately $1.0 million for the fiscal year ended June 30, 2024. Our net income attributable to Texxon for the fiscal year ended June 30, 2023 was approximately 2.0 million.

We prioritized expanding business scale and strengthening long-term customer relationships over pursuing short-term high-margin transactions. This strategy temporarily reduced our gross margin and profit but is expected to enhance customer retention, stabilize cash flows, and support sustainable profitability growth in the long term.

Our Strengths

We believe that the following are our key competitive strengths contributing to our growth and, on a combined basis, differentiating us from our competitors:

One-stop solution for product procurement encompassing wide selection of products and ensuring timely and reliable fulfillment

We provide a one-stop procurement solution that allows customers to access a wide selection of quality products with competitive prices. Leveraging our scale and industry expertise, we have continuously enhanced our product selection capabilities to revamp the procurement experience for SMEs in China.

We have built an expansive product assortment based on our in-depth understanding of the plastics and chemical industries to meet the needs of our customers. We provide tailored product recommendations for the varying requirements of our customers, which will in turn attract more customers and increase their spending with us. The number of products available on our platform amounted to approximately 4,333 SKUs as of December 31, 2025.

Our customers value quality consistency and competitive prices. Leveraging our insights in the chemical and plastic raw material markets, we are dedicated to offering products with the best value for money. Our large procurement volume as a result of our scale strengthens our business relationships and bargaining power with suppliers and brings us cost advantages and quality assurance.

Professional, timely and reliable fulfillment is critical for product procurements. We have contracted with third party logistic and storage service providers to offer a comprehensive fulfillment network that meets needs of our customers across China. We believe our end-to-end fulfillment capability will enhance customer experience and loyalty.

An advanced supply chain management platform powered by technology and data

Since our inception, we have invested in a proprietary software development team and built strong in-house software development capabilities. Our supply chain management platform is designed and developed to meet the procurement and logistics needs of chemical and plastic raw material buyers. Our system utilizes cloud servers and databases to enhance stability, and consists of dozens of different services deployed on different but inter-connected servers to enhance the reliability and efficiency of our system. Furthermore, we actively collect and analyze transaction data through our platform to develop insights and optimize our products and services. With the synergy created by these technologies in cloud computing and big data analysis, our capability to accumulate, store and process a massive amount of data allows us to operate our existing business efficiently and effectively, as well as provides us additional opportunities as we gain more insights into each transaction on our platform.

In-house manufacturing capabilities supporting product availability, quality and supply stability

In addition to operating an advanced supply chain management platform, we are developing in-house manufacturing capabilities for polystyrene products at our Henan Polystyrene Factory. We believe this vertical integration will enhance our ability to offer a broader range of products, improve supply stability for certain products, and strengthen quality assurance through greater control over the production process.

Our manufacturing operations are designed to complement our existing one-stop procurement solution and advanced supply chain platform. By integrating internally manufactured products with products sourced from third-party suppliers, we expect to better respond to customer demand, manage supply fluctuations and support the long-term development of our customer base in the plastics and chemical materials markets.

Visionary founders and an experienced management team

Our management team has a strong record in the B2B chemical industry and chemical feedstock e-commerce. Their collective experience covers the key areas of expertise required for a fully integrated company that offers advanced services for chemical feedstock trading through online platforms, supply chain management and fulfillment services. Under the leadership of our management, Mr. Hui Xu, Mr. Bo Ren, and Mr. Jian Huang, our company has built a new business model and a strong market position in our industry. Each of them has more than 15 years of experience in industries such as chemicals, supply chain management, intellectual technologies, and finance and auditing.

Our Strategies

Our goal is to become the largest one stop plastic and chemical raw material supply chain management platform in China. In order to stay competitive, we will:

Continue to invest in technology and data to enhance our supply chain management platform.

We will continue to invest in technologies in areas such as user interface, mobile communication, data processing, and IT infrastructure to improve overall operational efficiency and experience for our customers. We will focus on the construction of our risk control models, which utilize user behavior data, transaction data, as well as third-party credit data, to better tailor transaction solutions for our customers, thereby enhancing their experience. We intend to deepen our data insights into trading of our products, primarily chemical and plastic raw materials, and translate them into new services, products and business opportunities.

Further optimize our one-stop solution.

We aim to provide superior trading experience for all participants in our ecosystem. We aim to increase and enhance cooperation with large suppliers by offering more streamlined integrated services. These include our integration of upstream and downstream supply chain resources, upgrading order management system, enhancing warehousing and customs clearance services, and introducing alternative order placement and fulfillment options. These will attract and motivate more small and medium-sized companies and large distributors to take advantage of our offering.

Strengthen our supply chain capacity through integration of our Henan Polystyrene Factory.

We have completed the installation of the production line at our Henan Polystyrene Factory and expect to commence trial production in March 2026. See “Business — Facilities — Henan Polystyrene Factory” for more information. We intend to integrate our manufacturing operations with our existing supply chain management platform to provide customers with better quality chemical products at competitive prices. In this way, when some chemical and plastic raw materials are in short supply, we can meet the needs of our customers as well as sell products at a higher margin.

Our Platform and Services

We provide our customers with comprehensive supply chain management services through our platform, leveraging a sophisticated enterprise-class multi-account architecture. Our platform can be accessed via official websites, mobile apps, and WeChat Mini-Programs. Our supply chain management platform encompasses a comprehensive suite of features, including the following:

Product Search and Matching. Our platform is accessible via our website at www.npt-cn.com, mobile apps, and WeChat Mini-Program. On our website, we provide general information about available product categories. Registered customers can use our mobile apps or WeChat Mini-Program to search for products. Customers can easily find products by name, brand, type, SKU, quantity, price, amount, delivery date, or delivery location. Based on each registered customer’s profile — such as creditworthiness, location, and transaction history — our platform typically provides immediate search results, including product details like price and delivery date, to facilitate browsing and further inquiries.

Product Recommendation. Leveraging technology and deep industry insights, we not only provide search results based on customer queries but also offer tailored recommendations. Our platform helps customers optimize their budgeting process by suggesting alternatives from different brands or similar products that meet their needs. For instance, with every search on our mobile apps or WeChat Mini-Program, we automatically recommend comparable products or brands, enhancing the value of our raw material procurement management.

Marketing and Promotion Events. We display marketing, discounts, and promotion events on our website home pages and banners and our mobile apps to recommend products to customers.

Order Management. After putting products into the shopping cart, a customer can generate a purchase order with a single click on our platform, which can be used for their internal purchase approval.

Placing Orders and Payment. To place purchase orders, a customer will be directed to a page on website mobile apps, or WeChat Mini-Program to input the delivery address, choose the payment method, and provide invoices details and delivery dates. They can pay online or via bank transfer.

Delivery. Based on our analysis of distance, order profit, and delivery timeline we commit to the customer, we choose the most appropriate delivery method for customers among the following options. Customers can easily track the delivery status on our platform.

1.	Direct shipping from suppliers: suppliers deliver products directly to customers. This is the most frequent method we use given it is more efficient and optimize our inventory management.

2.	Shipping from us through our service providers: products are delivered by logistics service providers we cooperate with.

3.	Customer pick-up: customers pick up the products themselves.

Real-time Support. We provide real-time support through various channels such as online customer service, live chat support, and telephone hotlines. These avenues are readily available to address any questions or concerns customers may have during the purchasing process. Our real-time support team, comprised of a group of professional business assistants who possess experience and expertise in plastic and chemical products, provides product consultation, operational support, customer relations management, and issue resolution, enhancing our business efficiency and customer satisfaction. Additionally, we proactively address logistics queries, returns, and complaints, aiming to ensure a positive transaction experience from start to finish.

We also offer modular supply chain management services, including subscription models, to cater to the personalized needs of our customers. Through our platform, customers streamline operations, accumulate operational statistics, and enhance production management through informatization. Direct and automatic synchronization of inventory, purchase orders, pricing, and other chemical-related information significantly boosts operational efficiency. Customers retain full control over project management, gain transparency in inventory purchase plans, access real-time order status, complete online customs clearance, manage shipments and insurance, build customer relationships, and maintain control over account records.

Our Product Offerings

Products Sourced from Third Parties

We offer a broad range of products, primarily chemical and plastic raw materials, covering approximately 5,890 SKUs and 4,200 SKUs across several chemical sectors on our platform as of December 31, 2025 and June 30, 2025, respectively. We had 3,006, 2,742, 2,213 and 1,650 suppliers registered on our platform as of December 31, 2025 and June 30, 2025, 2024 and 2023, respectively. We have a dedicated product team working on market study and the selection of SKUs on our platform.

Our products offerings consist of two categories of chemical and plastic raw materials:

(1)	Basic chemicals: basic chemicals are mainly alcohols and aromatics chemical raw materials, mainly used in the production of fabrics, beverage packaging, coatings, resins and other downstream products.

(2)	Plastic particles: plastic particles are mainly polyolefin and chemical polymers, which can be used across the entire industry chain, including pipelines and pipes used in infrastructure projects, daily or food-grade packaging, agricultural membranes, national grid wires and cables, injection molding parts of new energy vehicles, photovoltaic power generation, medical devices, aerospace and other high-tech industries.

We have been expanding our product offerings that meet our customers’ demands. Our vast product selection equips us to better meet our customers’ diverse demands with great value.

Products Manufactured by Our Own Factory

We plan to manufacture polystyrene products at our Henan Polystyrene Factory, primarily including a variety of general-purpose polystyrene (GPPS) and high-impact polystyrene (HIPS). These products are used in a range of downstream applications, including household appliances, electronic products, packaging materials and other consumer and industrial products.

The designed production capacity of our Henan Polystyrene Factory is approximately 600,000 tons per year. We expect to offer multiple grades of polystyrene products tailored to different performance requirements and end-use applications. Our target customers include manufacturers in the household appliance, electronics, packaging and related industries, primarily located in central, eastern and southern China. We aim to become a polystyrene producer in China with manufacturing capabilities designed to support large-scale production across a broad range of polystyrene grades for diverse downstream applications.

Our Production Process

Our polystyrene manufacturing operations are designed to produce GPPS and HIPS using established industry production technologies. The manufacturing process consists of a series of integrated stages, including polymerization, finishing and pelletizing, supported by process control and quality inspection systems.

Raw materials are introduced into the production process under controlled conditions, and the resulting polymer products are processed, finished and converted into standardized pellet form for storage, transportation and sale. The production process incorporates monitoring and control measures to manage key operating parameters and ensure product quality and consistency.

Our manufacturing facility is equipped with auxiliary systems designed to support safe and efficient operations, including systems for materials handling, process control, waste treatment and emissions management. Environmental, health and safety considerations are integrated into the design and operation of the production process in accordance with applicable laws and regulations.

We utilize industry-standard equipment and production processes that are widely used in the polystyrene industry. Our polystyrene manufacturing operations utilize advanced production technologies and process designs provided by a third-party engineering firm, and we have obtained authorization to use certain patented technologies relating to the production of polystyrene products. These technologies are applied to production process design, equipment configuration and operational control.

Sources and Availability of Raw Materials

The principal raw material used in our polystyrene manufacturing operations is styrene. We source styrene from multiple domestic suppliers, including large-scale petrochemical producers, and we have also entered into long-term supply agreements with certain suppliers. Raw materials are typically delivered by suppliers or collected by us directly from suppliers’ facilities.

Styrene is a widely traded commodity chemical, and its availability and pricing are subject to market conditions. Based on current market conditions and supplier arrangements, as of the date of this prospectus, we believe that styrene supply in regions surrounding our manufacturing facility is sufficient to support our planned production capacity.

Our Revenue Model

We provide our customers with a one-stop procurement solution, for which our revenues are generated from sales of products that our customers purchase on our platform. We purchase products from suppliers, including manufacturers or distributors, and then sell them to our customers. In addition, we expect to sell products that are manufactured by us as we expand our in-house manufacturing capabilities and part of our revenues will come from sales of products manufactured by our Henan Polystyrene Factory once we commence trial production. The value of our services is taken into account and reflected in our product prices.

To enhance our inventory management flexibility, we work with suppliers to ship products directly to customers or have customers pick up the products by themselves. We determine the prices at which products are sold to our customers and generate gross profit from the difference between our purchase price from suppliers and the sales price of products.

Pricing Policy

In China’s highly fragmented chemical raw material supply chain, small and medium-sized companies (“SMEs”) often lack the scale to obtain genuine chemical and plastic raw materials from well-known suppliers in a timely manner, nor do they have bargaining power to negotiate competitive procurement terms and effectively manage the procurement process normally. Our platform provides the SMEs chemical product manufacturers with an effective way to obtain reliable, high-quality branded products. The economies of scale of our platform attract suppliers to offer more competitive prices and terms to the SMEs.

To attract and retain our customers, we offer competitive prices, with reasonable discounts, transparency, stability and value for money. To ensure the competitiveness of our prices, we constantly monitor and compare prices on our platform against prices on other platforms to direct our price setting. We have a dedicated pricing management team with specific personnel responsible for each product line. We hold price analysis and management meetings periodically to assess whether the prices offered by us or our suppliers are reasonable and competitive in the market.

As we develop our in-house polystyrene manufacturing operations, we expect to expand our product mix to include mid- to high-end GPPS and HIPS products targeting specialized application requirements, which we believe will enhance our pricing flexibility and market competitiveness.

Our Customers

Our customers are mainly domestic SMEs purchasing chemical and plastic raw material. Our downstream customers are from various industries, primarily including wrapping materials, heavy packaging film, wire and cable, electrical and electronic products, automotive components, construction and other industries. As of December 31, 2025 and June 30, 2025, 2024, and 2023, we have an aggregate of 5,899, 5,027, 3,528 and 2,158 customers registered with us, respectively. Among these registered customers, we have completed transactions, meaning signing a contract and receiving deliveries or payments, with an aggregate of 304 customers for the six months ended December 31, 2025 and 1,024, 1,119 and 1,303 customers during the fiscal years ended June 30, 2025, 2024 and 2023, respectively. Due to the short product life cycle, fast-changing product trends and continuous technological development in the plastics and chemical industries, our customers usually make frequent purchases and expect timely delivery. As of June 30, 2025, 2024 and 2023, our platform inventory lead time was approximately 2.0 days, 3.1 days, and 2 days, respectively, to meet customers’ purchasing and delivery needs. In addition, our platform provides a wide source of products, primarily chemical and plastic raw materials, a price inquiry system, and one-stop order fulfillment, which converts the majority of our customers into returning customers.

During the fiscal year ended June 30, 2025, one major customer accounted for approximately 59.2% of our total revenue. However, for the fiscal year ended June 30, 2024, the same customer accounted for 13.8% of our total revenue. For the fiscal years ended June 30, 2024 and 2025, no other customer accounted for 10% or more of our total revenue. For fiscal year ended June 30, 2023, no customer accounted for 10% or more of our total revenue. While we value our strategic relationship with key customers, we are also actively implementing strategies to diversify our business by expanding our customer base and broadening our client structure across different sectors and customer profiles.

With over a decade of experience in the plastic and chemical raw material markets and a deep understanding of our customers’ needs, we have achieved high retention of customers through offering longer credit terms to our customers who may be short in liquidity and need extra time to pay us.

We have devised and implemented a systematic credit assessment and risk management system to analyze customers’ creditworthiness, minimize customers’ default risk and mitigate the impact of default. Specifically, our assessment and risk management capabilities enable us to efficiently select high-quality customers whose financial conditions and background meet our selection criteria.

To further evaluate and confirm the creditworthiness of our customers as well as to insure against the default risk of accounts payable for each of our customers, we have established an in-depth collaboration with PICC, who will review all relevant information of our customers and assign them an amount.

Our risk control team initiates specific credit insurance limit applications for customers within the PICC system. Following a credit assessment, PICC approves the credit limit, and we then assign the corresponding credit sales limit to the customer based on the approved amount.

We submit the accounts receivable related to each order to the PICC system, within 10 business days of the order. This submission includes details such as the contract number, contract amount, product name, delivery time, credit term, and anticipated payment date. If we become aware of a customer’s bankruptcy, insolvency, or if the accounts receivable remains unpaid for over one month after the due date, we will, within ten business days, submit notice of potential loss to PICC. Subsequently, PICC will promptly revoke the credit limit for customers associated with that order and initiate the claim process for that specific order.

Customer Service and Support

Pre-Transaction

Prior to any transaction, we offer a range of services to facilitate a seamless customer experience. This starts with user training for our website or application, ensuring customers are well-versed in using the platform for inquiries and registration. Furthermore, comprehensive product information, user reviews, and FAQs are available to registered customers on our mobile apps, and WeChat Mini-Program, upon search, to provide customers with the knowledge needed to make informed purchasing decisions. To bolster transaction security, we also offer secure payment options and privacy protection measures.

During the Transaction

Our commitment to customer satisfaction extends throughout the transaction. We provide real-time support through various channels such as online customer service, live chat support, and telephone hotlines. These avenues are readily available to address any questions or concerns customers may have during the purchasing process. To keep customers informed, we offer order tracking capabilities, allowing them to check the status of their orders at any time. Additionally, we proactively address logistics queries, returns, and complaints, ensuring a positive experience from start to finish.

Post-Transaction

Our dedication to customer satisfaction doesn’t end with the transaction. We continue to provide valuable services, including gathering customer feedback to enhance our products and services. Our after-sales services include addressing any post-transaction issues, including returns and exchanges. We also actively respond to customer comments and suggestions and maintain regular communication to cultivate long-term customer relationships.

Our Suppliers

Our suppliers mainly consist of domestic manufacturers and distributors. As of the date of this prospectus, our platform provides cumulative information on approximately 4,100 plastic and chemical raw material products from approximately 80 brands around the world.

We entered into purchase agreements with our suppliers. In general, the agreements provide for the materials being purchased, including description of materials, quantity, quality specifications, and any applicable standards or certifications. The agreements also require original factory packaging with intact packaging bags without any damage. In addition, payment terms, specifying the payment methods and due dates, and delivery terms, such as the shipping method, delivery date, and delivery location, are outlined in the agreements.

Suppliers must register with us before their product information is made available on our platform for our registered customers to search. We independently determine sales prices and publish product information based on the terms suppliers have offered to us, without disclosing supplier names. To register with us, suppliers need to undergo a selection process, during which we evaluate them on the basis of their price, inventory level, product quality, fulfillment capability and service. They must be able to secure timely supply and fulfillment of authentic products and provide quality after-sales customer services. We perform background checks on our suppliers and quality control on the products they provide before we enter into any agreement with them. We require all suppliers under our marketplace model to follow our strict standards for product authenticity and service reliability. We closely monitor their performance, price, and activities on our platform and implement punitive measures including but not limited to fines and termination of business cooperation for their misbehavior.

In addition to helping customers purchase a large number of products, we also provide complimentary services to suppliers through our integrated online platform. We promote new products and technologies through notices on our online platform as well as through our on-site promotions at exhibitions. Our fulfillment solutions also complement their after-sales services and reduce after-sales costs.

For the six months ended December 31, 2025 and for the fiscal years ended June 30, 2025, 2024 and 2023, we made purchases from a total of 304, 1,040, 965 and 485 suppliers, respectively. No supplier accounted for more than 10% of the Company’s total purchases for the six months ended December 31, 2025 and the fiscal year ended June 30, 2025. For the fiscal years ended June 30, 2024 and 2023, there were two and three suppliers each accounting for more than 10% of the Company’s total purchases, respectively. All of our suppliers are from mainland China.

For agreements with suppliers of raw material used in our polystyrene manufacturing operations, please see “— Sources and Availability of Raw Materials” for details.

Quality Control

We believe that product quality is essential for maintaining our competitive position, as reliable and quality products foster customer satisfaction and confidence in our brand name, which in turn enhances brand loyalty and our reputation.

We therefore maintain rigorous quality control procedures. We perform quality inspections following our quality inspection manual and inspection procedure protocol upon receipt of products. We expect suppliers to comply with laws and regulations and our quality standards. For defective products, we will return or exchange them following our procurement return and exchange procedure protocol. Suppliers will be subject to penalties or be asked to end their operations on our platform if they violate our quality standards, for example, by selling counterfeit products.

We also maintain quality control procedures throughout our polystyrene manufacturing process, including raw material inspection, monitoring of key production parameters and finished product testing. Our operations incorporate standardized operating procedures, routine equipment maintenance and waste management measures designed to support safe and stable production.

Sales

Our sales team usually consists of sales managers and sales representatives. Each person has their own unique responsibility to ensure the successful completion of the sales task. Our sales managers are equipped with professional industry knowledge and sales skills, and familiarize themselves with specifics related to the products sold on our platform. Over 50% of our sales managers have worked in the plastics and chemical industries for over three years. Over 10% of our sales managers have more than eight years of experience. We focus on the development of our sales team, which has continued to expand from nearly 50 members as of June 30, 2024 to approximately 60 members as of the date of this prospectus, and we plan to continue to grow our sales forces in 2026 to support our business expansion.

In order to increase sales and market share, we regularly participate in various industry exhibitions and so on. These activities are handled by our sales team. The sales team also needs to help the company develop a more effective marketing strategy by deeply understanding the market needs and competitive environment.

Marketing and Promotion Activities

We believe that the most effective form of marketing is to continually enhance our customer experience, as customer satisfaction engenders word-of-mouth referrals and repeat purchases. We hold marketing activities and place advertisements through online and offline channels.

Our online promotion activities include the following:

●	TikTok Platform: By posting videos related to our products on TikTok, we aim to capture the attention of potential customers. These videos showcase our products, tutorials for our platform, industry updates, and enhance user interest and engagement through both visual and auditory appeal.

●	WeChat Official Account: We maintain regular communication with customers by publishing articles, news, and promotional information, through our WeChat official account. This helps us build long-term relationships with customers, provide valuable information, and enhance customer loyalty.

Our offline promotion activities include the following:

●	Trade fairs and conferences: we participate in trade fairs, such as Chinaplas, to showcase our products and services, and engage with potential customers and partners. We organize specialized seminars and workshops, tailored to the plastics and chemical industries, to share industry trends and technical knowledge, attracting targeted audiences to learn more about our company and products and services.

●	Collaboration with industry associations: We join industry associations such as the WSU Alliance and participate in regional conferences and forums, allowing us to network with industry professionals. In addition, we collaborate with industry media, including short video content and WeChat accounts, press releases, interviews, and advertisements, enhancing our brand exposure.

●	Customer meetings: We conduct regular customer meetings at our headquarters, serving as a platform to share the latest product information, industry trends, and solutions, strengthening our relationships with customers.

Material Contracts

Polystyrene Factory Construction Agreement with Taiqian County Government

In April 2022, Net Plastic Technology entered into an Agreement on 600,000 Tons of Polystyrene and Solid Plasticization Storage Project with the Taiqian County Government, as supplemented on November 15, 2022 (the “Polystyrene Factory Construction Agreement”), for the investment in the construction project for the Henan Polystyrene Factory, which includes a manufacturing plant for polystyrene with an annual capacity of 600,000 tons, solid plasticization storage facilities of at least 50,000 square meters, and supporting infrastructure including a 500-meter railway special line.

Pursuant to this agreement, the Henan Polystyrene Factory will be built on a parcel of land of approximately 170,000 square meters in Taiqian County, Henan Province, China, for which Net Plastic Technology subsequently obtained the 50-year land use rights pursuant to the State-owned Construction Land Use Rights Transfer Agreement (see details below) executed in December 2022. Net Plastic Technology is required to promptly raise funds for registered capital and project construction funds and ensure that the fixed asset investment in the project exceeds RMB 1 billion upon completion. Net Plastic Technology is also required to commence and complete the designated construction work in accordance with the agreed timeline and acceptance criteria. According to the agreement, construction should commence 30 days from the date of meeting the conditions for project commencement. The construction of the Henan Polystyrene Factory is required to be completed within 24 months, with possible extensions due to factors such as epidemics, environmental protection measures, or flood seasons, which shall be completed within 30 months. As of the date of this prospectus, we have completed the construction of the factory and the installation of the production line, and expect to commence trial production in March 2026.

The Taiqian County Government has agreed to provide the 50-year land use rights for the project, which Net Plastic Technology should obtain through a standard bidding process, and the services or capabilities, including water supply, electricity, steam heating, natural gas, roads, sewage and stormwater diversion, communication, and land leveling, for the construction and production of the project. The Taiqian County Government also agreed to provide 50% of the total land transfer fee, for the land use rights, to Net Plastic Technology after it has commenced construction. During the fiscal year ended June 30, 2025, Taiqian County Government provided the remaining 50% of the total land transfer fee funding. In addition, the Taiqian County Government has agreed to offer a range of incentives, such as tax refund and talent subsidy, subject to the Company’s meeting relevant requirements. Upon completion of the construction, the Henan Polystyrene Factory will be fully owned and operated by the Company.

Land Use Rights Transfer Agreement with Taiqian County Natural Resources Bureau

On December 26, 2022, in connection with the Polystyrene Factory Construction Agreement, Net Plastic Technology entered into a State-owned Construction Land Use Rights Transfer Agreement (the “Land Use Rights Transfer Agreement”) with the Taiqian County Natural Resources Bureau, pursuant to which Taiqian County Natural Resources Bureau agreed to transfer to Net Plastic Technology by December 30, 2022 the land use right for a period of 50 years, for a parcel of land located in Taiqian county, with an area of approximately 170,000 square meters, for construction purpose. In exchange, Net Plastic Technology agreed to (i) pay approximately RMB 44.55 million in cash as consideration, which was fully paid as of the date of this prospectus and (ii) invest at least RMB 595 million in capital expenditures for the construction project on the land. In addition, Net Plastic Technology has agreed to commence construction on the land before January 29, 2023, and complete before January 28, 2025. As of the date of this prospectus, we have completed the construction of the factory and the installation of the production line and expect to commence trial production in March 2026.

Line of Credit Agreement with Ningbo Yuyao Rural Commercial Bank

On January 18, 2024, Net Plastic Technology entered into a maximum line of credit agreement with Ningbo Yuyao Rural Commercial Bank, under which Net Plastic Technology may draw down up to RMB 50,000,000 (approximately $7.0 million), at an annual interest rate of China loan prime rate plus 1.55%, by January 14, 2025, which was extended to January 7, 2026 subsequently. As of the date of the prospectus, no fund has been drawn down. The line of credit is secured by the accounts receivable of Net Plastic Technology.

In March 2025, Net Plastic (Ningbo) Supply Chain Management Co., Ltd. entered into a maximum line of credit agreement with Ningbo Yuyao Rural Commercial Bank providing two lines of credits: (i) RMB 10 million (approximately $1.4 million), at an annual interest rate of China loan prime rate plus 0.1%, with a maturity date of March 12, 2028, secured by Net Plastic Technology’s real estate assets; (ii) RMB 10 million (approximately $1.4 million), at an annual interest rate of China loan prime rate plus 1.0%, with a maturity date of June 12, 2025, guaranteed by Net Plastic Technology. As of the date of the prospectus, the Company had fully utilized the line of credits maturing March 12, 2028.

Syndicated Loan Agreement

In March 2025, to facilitate the funding needs in respect of the construction and production of Henan Polystyrene Factory, Net Plastic New Material entered into a syndicated loan agreement with four banks in China, pursuant to which the banks agreed to extend to Net Plastic New Material a term loan facility (the “Facility”) in an aggregate principal amount of RMB 260 million (approximately $36.3 million) at a floating interest rate benchmarked to the LPR, adjusted annually, with interest payment due quarterly. The current interest rate is ranging from 5.0% to 5.1%. The Facility has a 57-month term, commencing on May 12, 2025. The Facility shall be repaid in eight installments semi-annually starting from September 2026. As of the date of the prospectus, an aggregate of approximately $36.3 million (RMB 260.0 million) has been drawn down.

Net Plastic New Material pledged construction in progress and land use right with an aggregate net book value of approximately $87.4 million (approximately RMB 626.4 million) as of June 30, 2025 to secure the syndicated loan. The syndicated loan was guaranteed by Net Plastic Technology, the shareholders of Net Plastic New Material, including Net Plastic Henan and other minority shareholders, Mr. Hui Xu and Ms. Wei Wang. Additionally, the shareholders of Net Plastic New Material, including Net Plastic Henan and other minority shareholders, and Net Plastic Technology, the shareholder of Net Plastic Henan, pledged their equity interests in Net Plastic New Material as collateral for the syndicated loan.

Competition

We face competition from a variety of players in the industry, including Xiangyu Group, Dawn Group, Shanghai Sumi Information Technology Co., Ltd., and Juxitang. We provide an efficient and price competitive one-stop procurement solution, along with intelligent services, effective fulfillment services, broad product offerings, and sales and service representatives with deep industry insights.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have similar or greater market presence, name recognition, and financial, marketing, technological, and other resources. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.” and “— We may fail to compete effectively in the supply chain management industry” in our 2025 Annual Report for more details.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we maintain insurance to cover our account receivables for several subsidiaries in China, with coverage up to a maximum of RMB 1 billion annually and a coverage ratio of 90%, subject to the coverage limit of 40 times the insurance fee paid (minimum threshold of insurance fee: RMB 0.6 million). The account receivable insurance protects us from potential risks arising from our account receivables such as non-payment, insolvency, or default. We plan to obtain property insurance for our Henan Polystyrene Factory, which will provide coverage for losses to insured property arising from natural disasters, fire and other accidental events. We also plan to maintain safe production liability insurance to provide coverage for potential liabilities and losses arising from manufacturing operations. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. We consider our insurance coverage to be sufficient for our business operations in China.

IT Operations

We maintain a dedicated IT operations team, who are responsible for providing software operational support and conducting data management and analysis for our supply chain management service platform. As of December 31, 2025, our IT operations team consisted of 30 full-time personnel, accounting for approximately 13% of our total headcounts. For the fiscal years ended June 30, 2025, 2024 and 2023, we spent approximately $241,000, $241,000 and $251,000 on our IT operations personnel, respectively.

Data Privacy and Security

We are dedicated to safeguarding the information and privacy of both our customers and suppliers. Our platform adheres to a stringent policy governing the collection, processing, and usage of data. We only gather information relevant to the services we provide, with the users’ prior consent.

To ensure the confidentiality and integrity of our data, we enforce a comprehensive and rigorous data security program. Our measures include anonymization and encryption of confidential information, employing advanced technology to ensure secure processing, transmission, and usage of data. Access to classified data is restricted to a select group of employees with authorized access, following strict internal protocols.

Our commitment to data integrity extends to real-time backups for core data and daily backups for other data. These backups are stored in separate, secure systems to minimize the risk of data loss.

Intellectual Property

Our intellectual property is important to our business. We rely on our trademarks, copyrights, domain names, know-how, trade secrets, confidentiality procedures and contractual terms to protect our intellectual property rights.

As of the date of this prospectus, we owned 16 registered trademarks and 44 registered software copyrights in China. We also own one domain name, www.npt-cn.com.

Environmental, Health and Safety

Our manufacturing operations are subject to environmental, health and safety laws and regulations applicable to chemical production, including those relating to air emissions, wastewater discharge, hazardous materials management, workplace safety and product stewardship. We have implemented environmental protection and safety measures designed to address risks associated with chemical manufacturing, including process safety management practices, monitoring and control systems, waste treatment and emissions management systems, and emergency response measures.

We maintain internal management and oversight arrangements for environmental, health and safety matters and provide safety training to employees involved in manufacturing operations. As of the date of this prospectus, we have not been subject to any material environmental, health or safety violations or penalties in connection with our polystyrene manufacturing activities.

Facilities

Our headquarters and executive offices are located in Shanghai, China and consist of an aggregate of approximately 1,032 square meters of office spaces. In addition to our headquarters in Shanghai, we lease offices in Guangzhou, Anhui, Henan and Qingdao cities in China, consisting of an aggregate of approximately 2,061 square meters of office, and are provided free of charge with an office in Shanghai consisting of approximately 564 square meters. Rent expenses amounted to approximately $91,750, $88,896 and $124,799 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

We own commercial spaces, with an aggregate of approximately 1,920 square meters, in Zhejiang Province, China, which are being leased to local tenants. We also own two office spaces, with an aggregate of approximately 1,770 square meters, in Zhejiang Province, China, one of which served as the office of Net Plastic New Material, and the other is leased to a third party.

We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

The following is a list of spaces leased by or provided to us as of the date of this prospectus:

Address	Space (m2)	Term	Primary Use
1603, No. 13 Zexi Road, Hanxi County, Zhongjie Street, Panyu District, Guangzhou City, Guangdong Province, China	275.92	May 26, 2025 to July 10, 2027	Office
Room 2011, Hongqiang Building, Beijing Road, Baohe District, Hefei City, Anhui Province	228	January 26, 2025 to January 25, 2027	Office
703, Block A, 1799 Wuzhong Road, Minhang District, Shanghai(1)	199.06	December 20, 2024 to December 19, 2029	Office
6/F, No.50 Fengtai Avenue, Industrial Clustering Zone, Taiqian County, Puyang City, Henan Province, China(2)	1,353	Long Term(2)	Office
Floor 8, 9, and 10, Building 2#, Minsheng Jiayuan Neighborhood, Taiqian County, Puyang City, Henan Province	705.85	August 1, 2025 to July 31, 2026	Employee Dormitory
Building 54, Minsheng Jiayuan Neighborhood, Taiqian County, Puyang City, Henan Province	2,442	April 13, 2025 to April 13, 2026	Employee Dormitory

(1)	The use of such property is provided to us free of charge by Zhongguang Yiyun Supply Chain Group Co., Ltd. (“Yiyun Group”), a company directly controlled by Mr. Chenhan Xu, the son of Mr. Hui Xu, our director and Chief Executive Officer.

(2)	The use of such property is provided to us free of charge in accordance with the investment promotion policies of the Puyang city government.

Henan Polystyrene Factory

In January 2023, we commenced the construction of the Henan Polystyrene Factory located on a parcel of land of approximately 170,000 square meters in Taiqian County, Henan Province, China pursuant to an agreement, as supplemented, with the Taiqian County Government. As of the date of this prospectus, we have completed the construction of the factory, with six production lines installed, consisting of four integrated GPPS/HIPS production lines and two GPPS production lines, together with related primary processing units and supporting facilities, within our estimated project budget. We expect to commence trial production in March 2026.

Employees

As of December 31, 2025, and June 30, 2025, 2024 and 2023, we had 229, 203, 143, and 108 full-time employees, respectively. The following table sets forth the number of our employees by function as of the date of this prospectus.

Function	Number	Percentage of Total
IT Operations	30	13%
Sales and Marketing	59	26%
Technical and Customer Service	83	36%
General and Administrative	53	23%
Risk Control	4	2%
Total	229	100%

We have signed labor contracts and confidentiality agreements with all of our employees. In accordance with the requirements of Chinese laws and regulations, we participate in various social security plans organized by provincial and municipal governments, including endowment insurance, medical insurance, unemployment insurance, maternity insurance, work-related injury insurance and housing provident fund. Under PRC law, we are required to contribute a specified percentage of our employees’ salaries, bonuses and certain allowances to the employee social security scheme up to the maximum amount prescribed by the local government from time to time.

We believe that we maintain a good working relationship with our employees and we have not experienced any labor disputes. None of our employees are represented by a union or covered by a collective bargaining agreement.

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims in the normal course of our business. We are not currently involved in any legal proceedings that management believes are adverse to us and that would have a material adverse effect on our business, financial condition, results of operations or cash flows, except as detailed below. Regardless of the outcome, litigation will adversely affect us due to the cost of defense and settlement, the diversion of administrative resources, and other factors.

Arbitration with Shanghai Kuanyu

On January 20, 2025, Kuanyu, the former acquirer of Net Plastic Technology’s 9% equity interest in Zhejiang Yongyi, filed an arbitration claim with the Shanghai Arbitration Commission. Kuanyu is seeking the return of the previously advanced equity purchase consideration of approximately $1.4 million (RMB 10.0 million), along with additional reimbursement of approximately $0.2 million (approximately RMB 1.7 million) for interest and related expenses. As a result of the arbitration claim, the 9% equity interest held by Net Plastic Technology in Zhejiang Yongyi was frozen. Other than the approximately $1.4 million (RMB 10.0 million) of the advanced equity purchase consideration recorded under accrued expense and other current liabilities, which will be returned to Kuanyu, the Company accrued $209,392 for expected loss payments with respect to this arbitration as of June 30, 2025. Subsequent to June 30, 2025, the Company has fully repaid the advanced equity purchase consideration and related expenses totaling approximately $1.6 million. As of the date of this prospectus, the arbitration has been concluded and the previously frozen equity interest in Zhejiang Yongyi has been released.

Seasonality

Our sales have no obvious seasonality as our products are suitable for different seasons and different purposes.

REGULATIONS

For major regulations that impact our business, please read “Item 4. Information on the Company — B. Business Overview — Regulations” in the 2025 Annual Report, which is incorporated by reference into this prospectus.

MANAGEMENT

For a description of our management, please read “Item 6. Directors, Senior Management and Employees” in our 2025 Annual Report, which is incorporated by reference into this prospectus. There have been no material changes or developments to our management since the filing of the 2025 Annual Report.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors and 5% or greater beneficial owners of ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of March 10, 2026, we had 2,185,000 ordinary shares outstanding that were held by record holders in the United States. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(2)
5% or Greater Shareholders
EXCP QQG Holding Limited(3)	5,963,545	26.88%
EXCP WW Holding Limited(4)	5,837,887	26.31%
EXCP XCH Holding Limited(5)	3,370,547	15.19%
EXCP HJ Holding Limited(6)	2,686,197	12.11%
Executive Officers and Directors
Hui Xu(7)	6,656,667	30.01%
Jian Huang(6)	2,686,197	12.11%
Bo Ren	-	-
Lei Qin	-	-
Kang Zhou	-	-
Wei Li	-	-
All directors and executive officers as a group (six individuals)	9,342,864	42.11%

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is 703, Block A, 1799 Wuzhong Road, Minhang District, Shanghai, China, 200335.

(2)	Based on 22,185,000 ordinary shares issued and outstanding as of the date of this prospectus.

(3)	Mr. Qiangang Qiu is the sole shareholder and director of EXCP QQG Holding Limited, a BVI corporation, and exercises voting and dispositive power over the securities held by EXCP QQG Holding Limited. The address of EXCP QQG Holding Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4)	Ms. Wei Wang is the sole shareholder and director of EXCP WW Holding Limited, a BVI corporation, and exercises voting and dispositive power over the securities held by EXCP WW Holding Limited. The address of EXCP WW Holding Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Ms. Wang is the spouse of Mr. Hui Xu, our director and Chief Executive Officer, and accordingly each of them is deemed to have beneficial ownership of the shares held by each other, unless any of them disclaims beneficial ownership of those shares.

(5)	Mr. Chenhan Xu is the sole shareholder and director of EXCP XCH Holding Limited, a BVI corporation, and exercises voting and dispositive power over the securities held by EXCP XCH Holding Limited. The address of EXCP XCH Holding Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(6)	Mr. Jian Huang, our Chief Technology Officer, is the sole shareholder and director of EXCP HJ Holding Limited, a BVI corporation, and exercises voting and dispositive power over the securities held by EXCP HJ Holding Limited. The address of EXCP HJ Holding Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(7)	Mr. Hui Xu, our director and Chief Executive Officer, is the sole shareholder and director of EXCP XH Holding Limited, a BVI corporation, and exercises voting and dispositive power over the securities held by EXCP XH Holding Limited. The address of EXCP XH Holding Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Mr. Hui Xu is the spouse of Ms. Wei Wang, and accordingly each of them is deemed to have beneficial ownership of the shares held by each other, unless any of them disclaims beneficial ownership of those shares. Mr. Hui Xu disclaims beneficial ownership of the shares held by Mr. Chenhan Xu, who is the son of Mr. Hui Xu.

RELATED PARTY TRANSACTIONS

For a description of related party transactions, please read “Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions” in our 2025 Annual Report, which is incorporated by reference into this prospectus. There have been no material changes or developments to our related party transactions since the filing of our 2025 Annual Report.

DESCRIPTION OF OUR SECURITIES

We are a Cayman Islands exempted company and our affairs are governed by the Articles (as defined below), as amended and restated from time to time, and the Companies Act (as amended) of the Cayman Islands, which we refer to as the “Companies Act” below.

Pursuant to the Articles, our authorized share capital consists of 450,000,000 ordinary shares, par value US$0.0001 per share, and 50,000,000 preference shares, par value US$0.0001 per share.

The following are summaries of material provisions of our amended and restated memorandum and articles of association (the “Articles”) and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. In addition, our shareholders may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders, but no dividend may exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either our profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date which the distribution or dividend is paid.

Voting Rights. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of our ordinary shares shall, at all times, vote together as a single class on all matters submitted to a vote of our shareholders at any such general meeting, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll which shall be taken at such time and in such manner as the chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the meeting.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a simple majority of the votes of the ordinary shares which are cast by those of our shareholders who attend and vote at a general meeting of the company; and (ii) a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares which are cast by those of our shareholders who attend and vote at a general meeting of the company.

Under Cayman Islands law, some important matters, such as amending the memorandum and articles of association, changing the name, a reduction of share capital and the winding up of the company, require the approval of shareholders by a special resolution.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Articles on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares of our company. In addition, there are no provisions in our Articles that require our company to disclose shareholder ownership above any particular ownership threshold.

Winding Up; Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), if the assets available for distribution among the holders of ordinary shares shall be more than sufficient to repay the whole of the share capital, the surplus shall be distributed among the holders of our shares in proportion to the par value of the shares held by them subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as may, be determined by our board of directors, and we may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital (including share premium account and capital redemption reserve), provided the memorandum and articles of association authorize this and it has the ability to, immediately following such payment, pay its debts as they come due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

No Preemptive Rights. Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. If at any time the share capital is divided into different classes of shares or series, the rights attaching to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to the Articles, be varied or abrogated with the consent in writing of the holders of at least two-thirds of the issued shares of that class or series or with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class or series.

Anti-Takeover Provisions. Some provisions of our Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Special Considerations for Exempted Companies. Texxon is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions, privileges and restrictions listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not required to be open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Additional Information

For additional information relating to our Amended and Restated Memorandum and Articles of Association and relevant Cayman Islands laws, please see “Item 10. Additional Information – B. Memorandum and Articles of Association” in our 2025 Annual Report, which is incorporated by reference into this prospectus. There have been no material changes or developments to our ordinary shares or preference shares since the filing of our 2025 Annual Report.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Mourant Ozannes (Cayman) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Ellenoff Grossman & Schole LLP.

The following summary contains a description of certain Cayman Islands, PRC, and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of securities, nor will gains derived from the disposal of our securities be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our securities or on an instrument of transfer in respect of our securities, unless the relevant instruments are executed in, or after execution brought within, the jurisdiction of the Cayman Islands or our company holds interests in land in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Texxon is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Texxon may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, or the Administrative Measures, which took effect on January 1, 2020, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Texxon HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below. This discussion applies only to ordinary shares that are held as capital assets for U.S. federal income tax purposes, is applicable only to holders who purchased ordinary shares in this offering and assumes any distributions on our ordinary shares will be paid in U.S. dollars. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

PLAN OF DISTRIBUTION

We are offering up to [   ] ordinary shares for gross proceeds of up to approximately $[ ] million before deduction of placement agent fees and offering expenses, in a reasonable best-efforts offering. There is no minimum amount of proceeds that is a condition to closing of this offering. The actual amount of gross proceeds, if any, in this offering could vary substantially from the gross proceeds from the sale of the maximum amount of ordinary shares being offered in this prospectus.

Pursuant to the Placement Agency Agreement to be signed by and between the Company, D. Boral, the Placement Agent, to solicit offers to purchase the securities offered by this prospectus, D. Boral will act as our exclusive placement agent. The Placement Agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered. There is no minimum amount of proceeds that is a condition to closing of this offering. The Placement Agent may engage one or more subagents or selected dealers in connection with this offering.

The Placement Agency Agreement provides that the Placement Agent’s obligations are subject to conditions contained in the Placement Agency Agreement.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect that investors in this offering may enter into an agreement, substantially in the form of the securities purchase agreement attached hereto as Exhibit 10.13 (the “Form of Securities Purchase Agreement”), with the Company to purchase our ordinary shares to participate in the offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering. We expect to deliver the ordinary shares being offered pursuant to this prospectus on or about [ ], 2026.

Placement Agent Fees and Expenses

Upon the closing of this offering, we will pay to the Placement Agent a cash fee equal to (i) 7.5% of the gross proceeds of the offering raised from investors that are introduced directly or indirectly by D. Boral and (ii) 4.5% of the gross proceeds of the offering raised from investors that are introduced by us.

Pursuant to the Placement Agency Agreement, we will agree to pay the Placement Agent a non-accountable expense allowance of 0.5% of the gross proceeds received by us in the offering and will agree to reimburse the Placement Agent a maximum of $150,000 for reasonable out-of-pocket accountable expenses including “road show”, diligence, escrow agent or clearing agent fees, and reasonable documented legal fees and disbursements for one legal counsel. As of the date of this prospectus, we have paid D. Boral $50,000 as an advance against out-of-pocket accountable expenses, which amount will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred, in accordance with Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5110(g)(5)(A).

The following table shows the public offering price, Placement Agent fees and proceeds, before expenses, to us.

	Per Share			Total
Public offering price	$	[	]	[	]
Placement agent fees (1)	$	[	]	[	]
Proceeds, before expenses, to us	$	[	]	[	]

(1)	In connection with this offering, we have agreed to pay to the Placement Agent a cash fee equal to (i) 7.5% of the gross proceeds of the offering raised from investors that are introduced directly or indirectly by D. Boral and (ii) 4.5% of the gross proceeds of the offering raised from investors that are introduced by us.

We estimate that the total expenses of the offering payable by us, excluding placement agent fees, will be approximately $[ ].

Listing

Our ordinary shares are listed on Nasdaq under the symbol “NPT.”

The last reported sale price of our ordinary shares on [ ], 2026 was $[ ] per share. The actual public offering price per ordinary share will be determined between us, the Placement Agent and the investors in the offering, and may be at a discount to the current market price of our ordinary shares. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

Right of First Refusal

In connection with our IPO, we have granted the representative a right of first refusal, for a period of fifteen (15) months from the closing of our IPO, to act as the sole investment banker, book-runner, and/or placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each being referred to as a subject transaction), during such fifteen (15) month period, on terms and conditions customary to the representative for such subject transactions. If and only if this offering is consummated, such right of first refusal shall be extended for an additional three (3) months beyond its original expiration date, so that it will remain in effect through and including April 23, 2027. The right of first refusal shall be subject to FINRA Rule 5110(g), and the Company shall have a right of termination for cause, which includes that the Company may terminate D. Boral’s engagement upon the D. Boral’s material failure to provide the services required by the placement agency agreement. The Company’s exercise of the right of termination for cause will eliminate any payment obligations with respect to the right of first refusal set forth herein.

Tail Financings

D. Boral shall be entitled to a cash fee equal to seven and one-half percent (7.5%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by D. Boral to the Company during the period from February 22, 2026 and the earlier of the closing of this offering and August 22, 2026 (the “Term”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Term or within the twelve (12) month period following the expiration of the Term or termination of the engagement letter between the Company and D. Boral (the “Tail Period”), provided that such Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation. The right to receive a fee in connection with the Tail Financing shall be subject to FINRA Rule 5110(g), and the Company shall have a right of termination for cause, which includes that the Company may terminate D. Boral’s engagement upon the D. Boral’s material failure to provide the services required by the placement agency agreement. The Company’s exercise of the right of termination for cause will eliminate any payment obligations with respect to the tail financing set forth herein.

Lock-Up Agreements

In connection with this offering, pursuant to the Placement Agency Agreement, the Company, on behalf of itself and any successor entity, will agree that, without the prior written consent of the Placement Agent, for a period of three (3) months from the closing of this offering (the “Lock-Up Period”), that each will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit or commercial loans with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of the Company or such other securities, in cash or otherwise. These restrictions shall not apply to (a) the issuance by the Company of stock options, ordinary shares or shares of the Company under any equity compensation plan of the Company and the filing of any registration statement on Form S-8 with the Commission relating to the equity compensation plan, (b) the establishment of, and the sale of ordinary shares pursuant to, a plan pursuant to Rule 10b5-1 under the Exchange Act, and (c) securities issued pursuant to acquisitions or strategic transactions approved by the independent directors of the Company, provided that, in each case, any recipient of securities issued or transferred pursuant to the foregoing shall, to the extent required by D. Boral, execute a customary lock-up agreement in favor of D. Boral for the remainder of the Lock-Up Period.

In addition, pursuant to certain “lock-up” agreements in connection with the offering, our executive officers, directors and all of our shareholders prior to our IPO, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, whether currently owned or subsequently acquired, without the prior written consent of the representative of the underwriters, for a period of six (6) months following the closing of our IPO, which was on October 23, 2025.

In addition, our company has agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, whether currently owned or subsequently acquired, without the prior written consent of the representative of the underwriters, for a period of six (6) months following the closing of our IPO, which was on October 23, 2025.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Placement Agent may be required to make for these liabilities.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the Placement Agent, if any, participating in this offering and the Placement Agent participating in this offering may distribute prospectuses electronically. The Placement Agent may agree to allocate a number of ordinary shares for sale to its online brokerage account holders. Internet distributions will be allocated by the Placement Agent that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Placement Agent in their capacity as Placement Agent, and should not be relied upon by investors.

Other Relationships

On October 22, 2025, we entered into an underwriting agreement with the Placement Agent, as the lead underwriter for our IPO.

The Placement Agent and its affiliates may, in the future provide various investment banking, commercial banking and other financial services for our company and its affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, our company has no present arrangements with the Placement Agent for any further services.

Offering Price Determination

The actual offering price of the securities we are offering was negotiated between us, the Placement Agent and the investors in the offering based on the trading price of our ordinary shares prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ordinary shares or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other material or advertisements in connection with the ordinary shares be distributed or published in or from any country or jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful. In particular, this prospectus does not constitute a public offer, or invitation for purchase or sale, of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than Placement Agent fees and non-accountable expense allowance, will be as follows:

Expenses	Amount
SEC registration fee*	$
FINRA filing fee*
Transfer agent fee*
Printing expenses*
Legal fees and expenses*
Accounting fees and expenses*
Miscellaneous costs*
Total	$

*	To be furnished by amendment.

All amounts shown are estimates except the SEC registration fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

We are being represented by Ellenoff Grossman & Schole LLP with respect to certain legal matters as to United States federal securities and New York State law. The Placement Agent is being represented by Hunter Taubman Fischer & Li LLC, with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares offered in this offering will be passed upon for us by Mourant Ozannes (Cayman) LLP. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng. Ellenoff Grossman & Schole LLP may rely upon Mourant Ozannes (Cayman) LLP with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of our company as of June 30, 2025 and 2024, and for each of the fiscal years then ended included in this prospectus have been so included in reliance on the report of ZH CPA, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of ZH CPA, LLC are located at 999 18th Street, Suite 3000, Denver, Colorado, 80202 USA.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying securities to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our securities.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We also maintain a corporate website at www.npt-cn.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

ENFORCEMENT OF JUDGMENTS

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our executive officers and directors are nationals of the PRC residing in China and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Mourant Ozannes (Cayman) LLP, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Enforcement of Judgments/Enforcement of Civil Liabilities

We have been advised by our Cayman Islands legal counsel, Mourant Ozannes (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, insofar as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

We have been advised by our PRC counsel, Jingtian & Gongcheng, that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the Cayman Islands. Thus, whether a PRC court would enforce a judgment ruled by a court in the United States or the Cayman Islands depends on the regulations in effect at that time.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information superseded by information that is included directly in this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	Our Current Reports on Form 6-K furnished to the SEC on October 28, 2025 and October 24, 2025; and

●	Our Annual Report on Form 20-F for the fiscal year ended June 30, 2025, filed with the SEC on November 18, 2025.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing to us at 703, Block A, 1799 Wuzhong Road, Minhang District Shanghai, China, 200335, or call us at +86 574-62629970.

Upon written or oral request, we will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus but not delivered with this prospectus at no cost. If you would like a copy of any of these documents, at no cost, please write to or call us at:

Texxon Holding Limited

703, Block A, 1799 Wuzhong Road, Minhang District, Shanghai, China 200335

Telephone: +86 574-62629970

Through and including [_____], 2026 (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in the listing, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Up to $[    ]

Up to [ ] Ordinary Shares

Texxon Holding Limited

PROSPECTUS

 D. BORAL CAPITAL

[*], 2026

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, willful default or fraud.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Pursuant to our offer letters to directors and employment agreements with executive officers, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of Placement Agency Agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

On our incorporation, our authorized share capital is $50,000 divided into 500,000,000 ordinary shares with par value of $0.0001 each. On February 1, 2024, we issued an aggregate of 20,000,000 ordinary shares to the following purchasers as consideration for the transfer of their respective equity interest in Net Plastic Technology to the Company in connection with our restructuring for our IPO.

Purchaser	Number of Ordinary Shares
EXCP XH Holding Limited	818,780
EXCP QQG Holding Limited	5,963,545
EXCP WW Holding Limited	5,837,887
EXCP XCH Holding Limited	3,370,547
EXCP HJ Holding Limited	2,686,197
EXCP LQ Holding Limited	391,055
ToSupply LYJ Holding Limited	513,457
ToSupply JYZ Holding Limited	252,414
ToSupply ZQ Holding Limited	38,833
ToSupply LF Holding Limited	34,518
ToSupply SLM Holding Limited	30,203
ToSupply LJ Holding Limited	30,203
ToSupply XHD Holding Limited	23,731
ToSupply WW Holding Limited	8,630

Item 8. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this registration statement:

Exhibit Number	Description of Document
1.1*	Form of Placement Agency Agreement
3.1	Amended and Restated Memorandum and Articles of Association of the Company, as currently in effect (incorporated by reference to Exhibit 1.1 of the Form 20-F filed by the Company with the SEC on November 18, 2025)
4.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Form F-1 (File No. 333-281530) filed by the Company with the SEC on August 15, 2025)
5.1*	Opinion of Mourant Ozannes (Cayman) LLP regarding the validity of the ordinary shares being registered
8.1*	Opinion of Mourant Ozannes (Cayman) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Ellenoff Grossman & Schole LLP regarding certain U.S. tax matters
10.1	English Translation of Agreement on 600,000 Tons of Polystyrene and Solid Plasticization Storage Project and Supplemental Agreement thereto, dated April 2022 and November 2022, respectively, by and between the Taiqian County Government and Henan Net Plastic New Material Technology Co., Ltd. (incorporated by reference to Exhibit 10.3 of the Company’s Form F-1 (File No. 333-281530), filed with the SEC on August 14, 2024)
10.2	English Translation of State-owned Construction Land Use Rights Transfer Agreement, dated December 26, 2022, by and between Taiqian County Natural Resources Bureau and Henan Net Plastic New Material Technology Co., Ltd. (incorporated by reference to Exhibit 10.4 of the Company’s Form F-1 (File No. 333-281530), filed with the SEC on August 14, 2024)
10.3	English Translation of Maximum Line of Credit Agreement, dated January 18, 2024, by and between Ningbo Yuyao Rural Commercial Bank and Zhejiang Net Plastic Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 of the Company’s Form F-1 (File No. 333-281530), filed with the SEC on August 14, 2024)
10.4#	Employment Agreement, dated March 21, 2024, by and between the Registrant and Hui Xu (incorporated by reference to Exhibit 10.11 of the Company’s Form F-1 (File No. 333-281530), filed with the SEC on August 14, 2024)
10.5#	Employment Agreement, dated March 21, 2024, by and between the Registrant and Bo Ren (incorporated by reference to Exhibit 10.12 of the Company’s Form F-1 (File No. 333-281530), filed with the SEC on August 14, 2024)
10.6#	Employment Agreement, dated March 21, 2024, by and between the Registrant and Jian Huang (incorporated by reference to Exhibit 10.13 of the Company’s Form F-1 (File No. 333-281530), filed with the SEC on August 14, 2024)
10.7	Form of Director Offer Letter (incorporated by reference to Exhibit 10.14 of the Company’s Form F-1 (File No. 333-281530), filed with the SEC on August 14, 2024)
10.8#^	English Translation of Labor Contract, by and between Zhejiang Net Plastic Technology Co., Ltd. and Hui Xu (incorporated by reference to Exhibit 10.15 of the Company’s Form F-1 (File No. 333-281530), filed with the SEC on March 31, 2025)
10.9	English Translation of Acting in Concert Agreement, dated March 26, 2024, by and among Hui Xu, Wei Wang, Qiangang Qiu and Chenhan Xu. (incorporated by reference to Exhibit 10.16 of the Company’s Form F-1 (File No. 333-281530), filed with the SEC on March 31, 2025)
10.10#^	English Translation of Labor Contract, by and between Zhejiang Net Plastic Technology Co., Ltd. and Bo Ren (incorporated by reference to Exhibit 10.17 of the Company’s Form F-1 (File No. 333-281530), filed with the SEC on March 31, 2025)
10.11#^	English Translation of Labor Contract, by and between Zhejiang Net Plastic Technology Co., Ltd. and Jian Huang (incorporated by reference to Exhibit 10.18 of the Company’s Form F-1 (File No. 333-281530), filed with the SEC on March 31, 2025)
10.12	English Translation of Syndicated Loan Agreement, dated March 2025, by and between Henan Net Plastic New Material Technology Co., Ltd. and Lenders (incorporated by reference to Exhibit 10.19 of the Company’s Form F-1 (File No. 333-281530), filed with the SEC on June 16, 2025)
10.13*	Form of Securities Purchase Agreement by and between the Company and the investors in this offering
10.14*	Form of Lockup Agreement in connection with the offering (included as an exhibit to the Placement Agency Agreement)
21.1*	List of Subsidiaries
23.1*	Consent of ZH CPA, LLC
23.2*	Consent of Mourant Ozannes (Cayman) LLP (included in Exhibit 5.1)
23.3*	Consent of Jingtian & Gongcheng (included in Exhibit 99.1)
23.4*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.2)
24.1*	Powers of Attorney (included on signature page to the Registration Statement on Form F-1)
99.1*	Opinion of Jingtian & Gongcheng regarding certain PRC law matters
99.2*	Consent of Sublime China Information Co., Ltd.
107*	Filing Fee Table

*	To be filed by amendment.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

^	Portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C (§230.430C), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shanghai, China, on [ ], 2026.

Texxon Holding Limited

By:
	Name:	Hui Xu
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Hui Xu and Bo Ren, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Chairman of the Board of Directors	[ ], 2026
Hui Xu	(Principal executive officer)

	Chief Financial Officer and Director	[ ], 2026
Bo Ren	(Principal financial and accounting officer)

	Director	[ ], 2026
Lei Qin

	Director	[ ], 2026
Kang Zhou

	Director	[ ], 2026
Wei Li

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Texxon Holding Limited, has signed this registration statement or amendment thereto in Newark, Delaware on [ ], 2026.

Puglisi & Associates

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director